CRUCELL EXTRAORDINARY GENERAL MEETING
DECEMBER 10, 2010

CORPORATE PARTICIPANTS

Jan Pieter Oosterveld	Crucell
Chairman of Supervisory Board

Ronald Brus	Crucell
President, CEO

Paul Stoffels	Johnson & Johnson
Global Head — Research and Development, Pharmaceuticals

Leonard Kruimer	Crucell
CFO

Robert Jan Lijdsman	Allen & Overy

René Beukema	Crucell
General Counsel & Corporate Secretary

PRESENTATION
Jan Pieter Oosterveld: (Spoken in foreign language)
Jan Pieter Oosterveld: (interpreted) Good afternoon ladies and gentlemen, I’m Jan Oosterveld Chairman of Crucell Supervisory Board. This afternoon I will chair this meeting in keeping with the stipulations in paragraph one of Article 38, the articles of association. It’s 2 PM and I now open the meeting. Please note the disclaimer projected overhead, referring to the fact that we have complied with our legal obligations in the United States, including the risk factors concerning Crucell and forward-looking statements by the company.
Welcome to this Extraordinary General Meeting of Crucell shareholders. This meeting has been convened at the request of one of our major shareholders and we’re pleased to comply with that request because we value communicating with our shareholders of that important subject.
I note immediately however, that this is not a compulsory meeting under the act of public bids because that meeting needs to be convened at least six days before the end of the registration term and will take place on 8, February 2011, at 2 PM in the Okura, Amsterdam. On 8th December 2010, the notice convening that meeting was circulated.
In case you don’t know I’m pleased to introduce the members present from Supervisory Board, Arnold Hoevenaars to my right, Phillip Satow over there, James Shannon, Floris Waller, and Claes Wilhelmsson. Our colleagues Steve Davis, Bill Burns and George Siber are unfortunately unable to attend.
Crucell’s complete Management Committee is present; Ronald Brus, President and Chief Executive Officer, Leonard Kruimer, Chief Financial Officer; Jaap Goudsmit, Chief Scientific Officer; Cees de Jong, Chief Operating Officer; Rene Beukema, General Counsel and Corporate Secretary; Jerry Sadoff, Chief Medical Officer, and Arthur Lahr,Chief Strategic Officer and Executive Vice President Corporate Business Development.
We also have with us Mr. Paul Stoffels, Global Head of Research and Development for the Pharmaceuticals Group of Johnson & Johnson. Mr. Paul Stoffels will deliver a presentation later on. Shortly after this presentation Mr. Stoffels will need to leave this meeting because he has appointments in Belgium he was unable to change, we were aware of this when we organized this event today and are deeply grateful to Paul for being with us.
An addition notary, Robert Jan Lijdsman is present from Allen & Overy and I request that he act as Secretary to this meeting. I request that the Secretary establish that the meeting has been convened in accordance with the law and to mention how many votes are present or represented.
Robert Jan Lijdsman: I’m happy to do that Mr. Chairman. I have been informed that the notice convening the EGM of shareholders including, the agenda was posted on Crucell’s website on 29th October 2010. As a consequence the announcement was made 42 days before the meeting. This convening notice indicates that the agenda and the explanatory notes have been submitted and made available to shareholders in accordance with the law.

The registration date for this meeting was 12th November, which was 28 days prior to the date of this meeting. And, the Executive Board determined 7th, December 2010 as the deadline for informing the Executive Board by all these ordinary shares and [user fluctuate] shares entitled to vote, of their intention to attend this meeting. 7th December was also the deadline for submitting declaration to introduce bearer shares as of the registration date.
And, the right to attend the meeting could also be exercised by written proxy, provided it was received by the Executive Board no later than 7th December. At this meeting, 13,285,699 shares are present or represented.
Jan Pieter Oosterveld: Thank you very much, Mr. Secretary. Now, moving onto agenda item two, agenda item two is the discussion of the intended offer by Johnson & Johnson for all outstanding shares in the Company’s capital and all related aspects. At this meeting, no decisions will be taken. The meeting is exclusively intended to exchange information between the shareholders and the firm regarding Johnson & Johnson’s offer.
I propose structuring the meeting as you see on the screen in front of you. First, the Chairman of the Executive Board Mr. Ronald Brus, will review Crucell’s strategy and, explain the reasons that have led the Executive and Supervisory Boards to recommend Johnson & Johnson’s offer unanimously to.
Following that Mr. Stoffels will deliver his presentation after him Leonard Kruimer will elaborate on the financial details of the offer and finally Mr. Lijdsman, will elaborate on the legal aspects of the offer and the subsequent process. Please save your questions and comments until the end of these presentations, to avoid questions being asked where the answer by be provided later on in the presentations.
Of course every shareholder who so desires should be given the opportunity to highlight his or her position and ask questions about it. Before giving the floor to Mr. Brus, please note that the Supervisory Board, independently from the Executive Board, has examined the offer from Johnson & Johnson in detail and meticulously.
We’ve considered all the interests of the relevant parties and have had Lazard conduct an independent fairness opinion. As the Supervisory Board we have independently concluded that we support the present offer and recommend that the Crucell shareholders do likewise. As known Crucell Holland’s works council has also examined the intended offer in detail and has obtained legal counsel, also concerning the employee representation.
And, we’re satisfied that the works counsel has unanimously issued a positive recommendation concerning this offer. I am now giving the floor to Ronald Brus who, as stated, will review the Crucell strategy and will explain the considerations that have led to the recommendation of this offer.
Ronald Brus: Thank you very much, Jan. Ladies and gentlemen, in the next half hour I’ll be elaborating on the transaction and I’ll speak primarily about the strategic considerations that under lay this as well as our enthusiasm for the transaction.
Crucell’s mission is to combat infectious diseases worldwide and we do this through what we describe as our innovative technologies, which we make available to research projects all over the world, especially to research projects within our own firm, enabling us to fight infectious diseases all over the world and best of all to prevent them.
Clearly, this mission’s important. In the coming years we envisage a rise in infectious diseases because people assemble differently in cities. The fact that there’s far more air travel all over the world and, also because the climate is changing and this paves the way toward infectious diseases, it makes it easier for them to thrive.
We see ourselves and are innovators in this field. Our technologies are being used to develop vaccines against diseases, such as tuberculosis, AIDS, influenza, as well as malaria. And, you also find this in our pipeline. These diseases, which have an enormous impact on health care, worldwide, figure prominently in our research and development pipeline.
In addition to working with vaccines a few years ago, we started developing antibodies to such diseases and we’re already working on one against rabies, in our clinics. What you’ll note at that — this visual is that our R&D programs continue to progress in clinical trials and, to give you an impression, these clinical trials keep expanding.
The number of patients required to conduct a proof of concept to demonstrate that something is truly affected, the number of patients required, keeps rising as we approach stage three and beyond. Now, how do we finance these efforts?

We have opted for a hybrid model from the outset to cell technology and to use those finances and that cash flow to feed the pipeline.
And, from 2006 onward, our model reflects increasing activity in manufacturing, distribution and sales and marketing and vaccines globally, enabling us to invest ever growing cash flows in our R&D portfolio, which needs them. We’ve been able to do this because in 2006, we purchased Berna Biotech and shortly after that we purchased another company known as SBL and Berna products, in the United States.
And, as a result of this, we have been able to basically multiply our revenue in the past five years tenfold, growing about 36% organically in recent years. That’s good but, what’s also good is that at the same time we were busy accomplishing our mission, which is to give the world that needs it, our vaccines.
And during this period, we managed to bring it back, a firm that at this time sells over 100 million vaccines globally, enabling millions of people to avoid contracting a disease that they would otherwise contend with and consequently averting hundreds of thousands of casualties. That’s an important mission to us but, there’s more.
We’ve been able to do this because of the massive growth in one of our products that was Quinvaxem vaccine, a product that is not yet registered, when we purchased Berna Biotech, but we were able to get that registration and it’s now sold in over 80 countries. Quinvaxem has been a major growth driver for us.
What we also discovered is that this is an area of competition. So, the growth that we have experienced in recent years, by the end of 2009, we already said, we can’t deliver that same growth for 2010. We said in the forecast, that the revenues would remain roughly the same in 2010.
We did have some tailwinds because some of our competitors ran into problems but, at the same time, new competitors joined the pack and our — we remain very dependent on Quinvaxem. This means that all our ambitions and the quantity of R&D funds that we hope to allocate towards these fine projects need to be placed in the perspective of our struggle as the largest independent vaccine company in the world.
And that, we need to derive our R&D funds from the cash flow, while our competitors, to call them that, consist of the world’s pharmaceutical giants that can obtain their sales and cash flow from the pharmaceutical section of their margin. They can skim off those profits and allocate that money toward R&D for vaccines.
We can’t do that. We’re David among the Goliaths and you rarely see a vaccine company able to do that on its own merits. All these other companies are able to operate under the aegis of a large pharmaceutical company. Of course, we saw this coming. We know the drill in R&D for vaccines. We know that the costs are rising and of course we knew that at a certain point these costs would become prohibitive.
So, we examined how we could solve the challenge on the one hand of needing to skim from our own cash flow and make available moneys toward research and development. On the other hand, that the costs keep rising, well we can’t continue growing at the same pace in terms of our revenues.
So, we examined whether there were any companies in the world that we could acquire, which would enable us to increase our profits and would also ensure that we would be able to invest those additional profits in our pipeline. The other consequence would be that we would need to mitigate our own R&D aspirations and invest less in R&D.
Very few options were available. There were very few that we thought would fulfill our mission, while at the same time generating additional cash flow and very few of them were affordable at the time we had money in the bank, quite a lot for a small biotech firm but, it was nowhere near enough to consider an acquisition of such magnitude that it could resolve that controversy.
Next, we did something very simple, and as far as our early innovation technology was concerned, we formed an alliance with Johnson & Johnson. We valued our very early pipeline and said if we were to sell this through a one-time deal, then this is basically what we would get for it. Let’s say that was about 70 million and we said that should be premium on a capital infusion.
So in other words, we asked Johnson & Johnson, could we make a deal similar to the original one reached in 1990, between Genentech and Roche are a great example. So that we could say, we’ll get a cash infusion that will enable the firm to do more.

That’s how we approached it and at a very early stage Johnson & Johnson purchased rights to our laboratory products and that in that was a premium for the infusion for the firm. As a consequence, the cash position of the firm improved enormously. And sometimes, this cash position is regarded as a war chest.
But, even with that war chest, no companies were available that would offer an easy solution to the natural problem we face spending more in R&D, while at the same time not keeping up with the quantity of revenues that would offset that.
Still our year of partnership with Johnson & Johnson, in early stage products yielded considerable benefits and we examined the other companies that did — that were able to finance a fantastic quantity in R&D because they were operating under the aegis of pharmaceutical giants.
If we manage to devise a model in which we could do it likewise, that would further our pursuit to fine-tune our R&D portfolio so that we could fulfill our mission. Now, what do we have, Johnson & Johnson would invest in Crucell through this transaction.
Johnson & Johnson regards Crucell as the epicenter of vaccine expertise. After all, the major group Johnson & Johnson does not have any specific vaccine branch, which all of the other pharmaceutical giants, I just presented do. On the other hand, Johnson & Johnson needs to remain an entrepreneurial organization.
And, what we noticed in the acquisitions that they’ve done in the past 50 years is that they’re able to allow companies to retain their identity and to invest in them. And, those companies have come to fruition and have thrived because that is an ideal formula.
Janssen Pharmaceutica was acquired by Johnson & Johnson in the early 1960s and has become a center of excellence for smaller molecules, as we’ll call them, for various types of therapy worldwide. One of the largest, it’s become one of the largest pharmaceutical companies and still operates under the Janssen name.
In addition, to Centocor, which some of you may know from Leiden was once acquired by Johnson & Johnson and still operates with a very strong identity. The same held through for the Belgium firms Tibotec and Virco, which came to fruition under the aegis and name Johnson & Johnson. This model would indeed enable us to invest more in R&D and to fulfill our dream mission.

Now, I’m going to tell you about the transaction. Johnson & Johnson has made an offer to acquire Crucell shares for a cash value of EUR24.75 per share in euros. According to this plan Crucell would be part of the Johnson & Johnson family of companies as a wholly-owned subsidiary. With its own identity, at the same time we would gain access to funds and to the infrastructure of Johnson & Johnson to get our vaccines wherever they are need all over the world.
Now, what do we envisage for you and for us as shareholders? Bear in mind that we find this attractive, it’s a cash offer and there are no financial contingencies. We regard this as a significant premium and Mr. Kruimer will tell you more about that later on. He’ll elaborate on the details.
What also matters is that we see this as something that will truly benefit our partners and everybody who depends on us. Johnson & Johnson has an excellent reputation for how they treat their partners and their patients.
And we see this as something that as we invent our things in the laboratory and refine them to products will enable them to find a way faster to the clinic. And toward human consumption, finally there’s a huge marketing in sales organization that we don’t have at Crucell and we would be able to figure in that important world of vaccines where all our other competitors have the advantage that their operating under the aegis of a pharmaceutical company.
Now, how do our employees feel about this? All our employees are very interested in the idea of accomplishing our mission and they also understand that if we have to choose between investing less in R&D, even though those products are already available in the pipeline, that it would be an extremely unfortunate trade off.
We’ve spoken with Johnson & Johnson about this. We’ve also said one of the reasons why Crucell was successful was because of our people’s entrepreneurial spirit and their desire to be the best in the laboratory and our global publications and in the hard core science that we practice.
Everybody at Crucell sees the wonderful opportunities that being part of that Johnson & Johnson group would offer. And, that’s why it’s logical that our works council issued a unanimously positive recommendation about the prospects for operating in such an environment.

Something else, and I think this is important to mention as well, because you often read about it in the papers, we just had [Organon and Salve] — what’s the story with Crucell? I think it’s important for everybody to understand that The Netherlands has from the outset been very strong in vaccines.
In the 1970s and 80s, the inventions by the Dutch RIVN have still leave a blue print everywhere we’ve been in the world, from vaccine factories in India, Bangladesh, Vietnam, Indonesia, all based on technology originally developed in The Netherlands.
It’s important for us that this technology and this knowledge and know-how remain in The Netherlands but, the reason why Johnson & Johnson is interested in us and wants to do this with us, is precisely that we have these capacities in research and development knowledge.
It’s different from the other two examples I provided, where the companies were purchased because of the products available on the market, generating huge revenues and the companies concerned, were also dealing with a patent cliff.
We feel confident that Johnson & Johnson wants us because of the know-how of people who work for us and we also know that Johnson & Johnson, in the communities where they operate, tend to exhibit an excellent duty of care. That’s why we’re delighted at the opportunity to become part of this largest health care company in the world.
Being able to make our knowledge innovation available to programs all over the world, with much greater chance of success under the protection and aegis of Johnson & Johnson. It’s our view that this will create the best possible thing we could do for the entire world, which is linking innovation to the concept and the monies that Johnson & Johnson has to carry this to the next level. That’s why this is a logical consequence, that as the Board, we fully support this. Thank you for listening.
Jan Pieter Oosterveld: Thank you.
Paul Stoffels: Thank you.
Paul Stoffels: Chairman, ladies and gentlemen. First of all, I’d like to apologize, I have a flu and that may be a bit of an obstacle, while speaking to you and there is no vaccine, nor any medicine for that disease so far. Thank you for giving me the opportunity to speak to you.
My name is Paul Stoffels, I am the Global Head of Research and Development at Johnson & Johnson and I’m here to give you a short presentation about Johnson & Johnson. And, to tell you why we think that this transaction is good for Crucell’s stakeholders and why it is so important for patients all over the world.
My perspective is not just that of a pharmaceutical professional but, I’m also standing here as an individual, with a passion for improving medical care across the world [inaudible] entrepreneuring innovations. Let me present myself to you, I was trained as a doctor and have worked for more than 20 years in biotechnology and the pharmaceutical sector with infectious diseases and particularly HIV and AIDS as a specialization.
I had the privilege of starting my career under Dr. Paul Janssen the founder of Janssen Pharmaceutica in Belgium and worked for four years in Africa. In 1997 I moved over to Tibotec Virco and became its CEO.
Tibotec was a relatively small technology based Research Company, which focused on research and development of new medicines and diagnoses for HIV, AIDS and other infectious diseases. In 2002, Tibotec Virco was taken over by Johnson & Johnson. Together with my team, J&J enabled us to continue fully with our antiviral research and development.
And, today I can tell you that we are an important market party in the treatment of AIDS and HIV and Hepatitis C. I don’t know how many of you know what Johnson & Johnson is, so let me tell you about that company. Johnson & Johnson has its head office in New Jersey close to New York and was created in 1886.
So, next year we shall be celebrating our 125th anniversary. We are a global leader in health care, having more than 250 operating companies in 60 countries. We sell products in over 175 countries and have more than 114,000 employees. We have a broad base in health care, with three divisions: consumer care, medical instruments and diagnostics and pharmaceutical products.
In our pharmaceutical products division, we have more the 34,000 employees worldwide. Our pharmaceutical company focuses on five therapeutic areas: neurology and psychiatric disease, heart diseases and metabolism, immunity diseases, infectious diseases and oncology.

Within each of these areas, we focus most of all on ailments for which no sufficient or adequate medicines exist as yet. Our target is to make new and distinguishing medicines for patients all over the world. Within our company we combine our own research with [Crucell] innovation by means of joint ventures but, also takeovers.
Johnson & Johnson has a history of successful takeovers with remarkable successes recently in this region, I already mentioned Tibotec but, another example is Centocor, which Ronald also referred to, which also has its offices in Leiden.
This takeover enabled Centocor to grow within J&J and develop and market new medicines in the area of immune diseases. At the same time J&J could establish a new growth platform in the area of biotechnology. Our recently realized philosophy keeps giving us the possibility of combining the best from biotechnological innovation with, within specialized company with our scope infrastructure and capabilities.
J&J has a long history in absorbing companies within its organization, not only concerning, which is not only benefits to research and the platform but, also development of talent and leadership. Various people from Tibotec and Centocor now have a top position within J&J.
Finally, J&J has the financial basis to enable newcomers within its family to move through the long development and regulatory processes in a good way, which are required to market new products. Last year, we started strategic cooperation with Crucell [for] the discovery, development and marketing of antibodies and vaccines against influenza and other ailments.
This cooperation not only led to good scientific results but, on top of that, we prove to have a shared vision and passion for worldwide health care and a very similar culture of leadership and science. We are convinced that the potential takeover of Crucell fits within J&J strategically and that we will be giving Crucell an excellent opportunity of moving into the next phase of growth and success, as has happened with the Tibotec and Centocor before.
This takeover would enable J&J to obtain a growth platform in vaccines faster than would be possible by means of a combination of our autonomous growth and joint ventures or licenses. Also, this enables us to enter the area of preventive medicine, Johnson & Johnson’s infrastructure, development expertise in the area of regulations and our worldwide scope would offer Crucell the possibility of realizing its full potential.
This transaction can also be beneficial to all the people who require health solutions, which fits within the vision Johnson & Johnson and Crucell have in common in commitment to improving the lives of people all over the world. J&J has made a complete and fair bid for taking over Crucell, which, we expect will be beneficial to all stakeholders and about which we have reached an agreement with the Board of Management and the Supervisory Board. This is a possibility of growth for us. We want to create a health platform and a fast growing sector of preventive care. Therefore it is our intention that after the transaction has been completed, Crucell should become the vaccine center within J&J.
J&J expects that it will maintain Crucell’s plants and will keep in place the senior management and largely maintain the current staff. We hope to expand the excellent platforms for vaccines with the scientific and technological know-how and capabilities and the talent of Crucell’s management and employees. We are convinced that all staff — stakeholders including shareholders, employees and local community will benefit from this takeover.
And, most of all this new step will benefit those people who require new vaccines and health solutions. Healthcare is a business from a financial perspective, which has a high risk profile and any company in this sector will meet strategic points in its life cycle, where strong investments are needed to enable further growth.
As you have seen, during Ronald’s presentation, Crucell has reached that stage. A relatively small company, with a successful track record but, operating in very competitive worldwide market. Crucell will be faced and has been faced with the necessity to make significant investments in order to expand and develop its pipeline, which is associated with large risks. Johnson & Johnson possesses as the infrastructure, the means and the scope to enable Crucell to realize its potential and intends to do so.
And lastly, life sciences community is essential to the economic powers of The Netherlands and Leiden. Johnson & Johnson’s bid would give shareholders a significant premium and at the same time, scientific expertise and important jobs for The Netherlands and the Leiden region, region will be kept in place with Crucell, Centocor and [Mentor].

We would become one of the largest private employers in the region. J&J’s plants are managed in accordance with the highest environmental standards and we are willing to invest in local activities and charities. We intend to maintain Crucell’s head office in Leiden. We have the intention with our investment of maintaining the scientific expertise and the workforce and perhaps even increase it.
And, that by further support Leiden is an important center for biotechnology in The Netherlands. We expect that Crucell will maintain its entrepreneurial culture, which has produced the current innovation and growth. I’ll tell you about my trip, my experience in HIV and AIDS research via Tibotec in Africa.
Since the takeover of 2002, Tibotec has developed the two new HIV medicines, antiretroviral for the experts, which also have been marketed globally with much success via J&J’s network. Based on these two, plus a third, antiretroviral, which has been registered with Tibotec and thereby Johnson & Johnson, have shown to be world leader in the area of HIV and AIDS.
Our investment in Tibotec research and pipeline have ensured that Tibotec is now ready also to become a leader in the area of Hepatitis C. This would never have been possible without the support of Johnson & Johnson. It is now 20 years since the first HIV cases produced themselves, and the landscape for HIV patients has changed dramatically.
Through the R&D of many thousands of scientists in academic centers, biotechnology companies and large pharmaceutical companies like Johnson & Johnson, who are willing to invest in this area, HIV has now become a chronic but, manageable disease for many. The progress in the area of HIV medication has saved thousands of lives.
That is an excellent feeling, this is what we face and that’s what we intend to develop at Crucell as well. I can refer to the case of a man who, which I met five, six years ago in a sorry state and if everything goes well he will be able to participate in active life for many years to come.
This is the type of innovation where science has an enormous impact on people and that is what we stand for, we create new medicines where there is a real medical need and we create medicines for the world and Johnson & Johnson has enabled me and my team to make the know-how that we had in our company available worldwide, which of course results in revenues, which are used to finance further research.
That’s what we intend to do with Crucell as well to develop Crucell as a center of vaccines for Johnson & Johnson and to make these products available to the entire world, vaccines which will be transformational for the world as a whole. In summary, in our view Johnson & Johnson has made a complete and fair bid for taking over Crucell.
We are persuaded that for all stakeholder including shareholders, patients, partners, employees and the local community, this is a good step. We are a world leader with required infrastructure, resources and scope to further support Crucell during its further development. We are also convinced that this transaction is a good strategic move for Johnson & Johnson as well as Crucell and that we will be giving Crucell an excellent possibility of realizing the next phase of its growth and success. Moreover, we are convinced that everyone will benefit from these new vaccines and health solutions. Finally, let me thank all of you including investors who have enabled Crucell to develop successfully to become the beautiful company that it now is, by investing in research and development and the excellent people who work here. We’re thankful for this opportunity to present ourselves to you and we very much appreciate your support. Thank you.
Leon Kruimer: Thank you, Chairman. While, Brus just discussed with you the strategic considerations behind Johnson & Johnson’s bid and he indicated the reasons why this bid in in the interests of all Crucell’s shareholders. I’ll discuss the appreciation of the bid with you and I’ll share with you what evaluation methods and comparative analyses we used and if I should dwell with some of the risks, particularly those in our pipeline.
I’d like first of all to put the bid in the proper perspective and see with you what Crucell has achieved over the past few years. Seven years ago in June of 2003 the current management was formed and Crucell focused on combating infectious diseases, since then Crucell share has risen in value well over 500%.
This slide, which you see on the screen, shows that since mid-2003, the chair has performed considerably better than the AX index in Amsterdam. The market value, which at the time was EUR89 rising to EUR1.2. So, that is the market for the year before the bid was announced. That is a rise of over EUR1.1 billion or in other words the stock exchange value has increased more than 13 fold in value. The bid provides in, a handsome premium on top of that.
On September 17th of this year the bid was announced and that is what we want to discuss with you here today. Johnson & Johnson’s bid represent EUR24 and EUR0.75 per Crucell share. So, which you’ll understand, this bid is a result of negotiations, which have taken place between the two organizations.
Johnson & Johnson currently possesses 17.9% of all shares and is therefore making an offer for all outstanding shares they do not have owned as yet. Also, the staff options are being bought at EUR24, EUR75. This brings the total value of the company to EUR2.2 billion. This bid represents a premium of 58% on top of the closing price of September 7th, 16 the day before, the bid was announced.
And, when we look at the average closing price for Crucell over the past year then the premiums even 68%, that’s a very considerable amount. Now, how did we assess this bid? In order to assess the value of the bid, it is important to utilize various financial and competitive in Crucell for them to achieve a great range of value ranges.
You have to look at the company and the perspective for the future but, it’s also important to have a good understanding of the industry and the competitive forces, which are in play. Moreover, the analyses need to be seen in the context of the specific transaction at this point in time, at the time the bid is made.
What about the situation of the stock exchange, et cetera? The complexity of this business implies that a variety of assessments and assumptions need to be made in order to have a reasonable impression of the value. That’s why it is also important to compare various analyses and that is what I should like to take you through.
The values [in overseas] and comparisons that were made include an analyses of the development of the stock exchange price over the past three years and we looked in particularly at the stock exchange prices over the past year. Comparisons, of the values attributed to Crucell by analysts, and analyses were made of the current stock exchange price compared with the profit and the EBITDA.
That is the profit before cost of financing taxation and depreciation of similar companies in the industry. And, furthermore we study how this bid relates to earlier transactions in the sector and premiums paid in the past when takeovers in the sector where made calculations that were made of the net cash value and for each of the existing products and the development projects and in the pipeline, assessments were made of the value.
This is sometimes called a sum of the parts analysis. This value depends, among other things, on the chance of success. The time when a product is deemed to be ready for the market, the development cost and of course the eventual income that it will yield. The total value may vary within a certain bandwidth, which depends on the assumptions made.
In summary, Johnson & Johnson’s bid is higher than the value that was calculated on the basis of the net cash value method. A sum of the parts analysis indicates — of produces a mass of competitive information about the value of individual projects and products, and therefore we cannot give you the details of this study.
However it is an important analysis, which in combination with other analyses and comparisons, which I’ll take you through in a minute, contributes to a view and forming oneself an opinion of the bid. Crucell’s sales and results are strongly determined by the success of Quinvaxem. Just now, channel growth, showed you the different trends in Crucell’s sales and here you see the development of trend to Crucell’s operational results since 2005.
In 2006 we had a strong loss, which was due mainly to the effects of our acquisition accounting but, you can that since 2007 and 2009 we showed a strong upward line, which was due to the success of Quinvaxem but, also due to — results are due to all sorts of operational improvements in the organization. We reported a profit in 2008 and 2009.
Not this year, however, because of an incident in Korea, this volatility and the effect of one product in one site shows the adherent risks in our business and in the industry, and a sensitivity of the result. Now, since I’m touching on this, I’d like to give you a short update on the situation in Korea.
As you know, we discovered some time ago, a bacterial contamination in our factory in Korea. We have two factories there, I’ll say more about that in a minute, and because of this we issued a press release. As I said we have two factories there, one older factory is the one in [Shingal] and a brand new factory in [Incheon].

That’s a brand new industrial city area, which was built and this factory was integrated very easily. At Shingal, Quinvaxem and Hepavax, and Hep B are formulated and produced in August. The series of power outages led to contamination of the insulation. We find because the insulation was sterilized and restarted, however in the late September, another contamination was found.
Because of this, we temporarily stopped our product shipments as we announced at the time and of course, we find this very annoying. It’s an annoying incident but, these are the risks that we have to face in our industry. And, when we look at our annual reports in recent years, and the risk factors mentioned there, then this sort of thing is identified very specifically as a risk.
Now, the cause is still being studied but, we are doing everything we can to solve this incident and we ask for the comfort and in fact we can. We have informed you about this, we have announced the financial consequences when announcing third quarter figures and this is fully in line with IFRS.
However, all of this has no impact whatsoever on Incheon, our brand new factory. So, going back to the transaction and its evaluation, in order to access or value the pipeline products, assumptions have been made with regard to the lead time and the costs of development, which are important to form an opinion on the value of these products.
It’s important to remember that Crucell’s pipeline, whatever way you look at it, is relatively early as Ronald already said, and I think Paul Stoffels also referred to this, in other words it’s going to take quite a while before products will reach the market as proved medicines.
And, assessing the chance of success has considerable impact on the assessment of the value and therefore we have to assess each of them separately and, the protection that we set up we assume that the first next important product will reach the market in 2015.
In the meantime, there will be few other major value drivers. However, in the meantime, the required investments in research and development will be considerable. Last year we invested $70 million in R&D, this year it is more than $95 million and this trend, if we want to take these products to the market, will continue.

Now, this slide shows the historic price trend of our share and in fact, there are very few peaks up there. Especially in the past year, the price moved in a very, narrowed bandwidth, it varied between EUR12.53 and EUR17.40. The evaluation by the market of value, the market has been very stable.
The premium, which has been offered is 42% compared to the highest closing price EUR17.40 and it is even 68% compared to the average closing price, so it’s well above that. Next, this slide shows you how this bid relates to the price targets of analysts and it shows that the bid is higher than any price target whatsoever.
And, this is a combination of our opinion as well as American analysts. The analysts, which have assessed the highest price target, was below EUR21 and you can see that the bid of EUR24.75 is well above that. The next slide shows you a comparison between the evaluations of Crucell at the stock exchange before the bid was announced with similar companies in the pharma and biotech industries.
The top bar diagrams you see show the value of the Company as a multiple of its EBITDA, the profit before the cost of financing taxation and depreciation. The dark bars are similar companies in the industry and the green one is Crucell, Crucell is traded — was traded on December 16, before the bid at a multiple of 12.6 and that is to be compared to the higher nearly — the highest evaluations, companies have in this industry.
The bottom row of diagrams shows the price, the share price divided by the profit per share in 2011 and there the price per share is higher than in all other similar companies, that means that their premium offered by Johnson & Johnson, comes on top of an already relatively high evaluation by the stock exchange without the bid.
And, when you compare these standards — so when you compare these standards to other companies in the sector. Furthermore, we studied takeovers in the vaccine industry in recent years based of course on the multiples in the bid. Again, we used a EBITDA multiple, and you can see that for Crucell, this is well about the highest EBITDA multiple, which was paid for companies in the same sector.
Namely, 23 times for Crucell versus 17.5 for the other highest transaction in this transaction, which was similar. As you can see these transactions were specified and you can find them back in the shareholders circular. If Johnson & Johnson had valued Crucell at the highest multiple of a similar transaction, so that 17.5 times the EBITDA, that would mean a bid of EUR20.
As you can see, in the bar diagram at the bottom, that means that the bid of EUR24.75, is well above that, more than 23% above that. Next, we studied similar premiums above the stock exchange prices, one day prior to the bid and we did that for vaccine companies and specifically for transactions, which took place in The Netherlands.
The bottom bar diagram shows a summary of the premiums above the stock exchange prices for specifically Dutch companies, here again it becomes clear that the premium, which is being offered by Johnson & Johnson is at the top end, it’s comparatively high. Especially because I showed you earlier that Crucell was relatively highly valued before the bid was announced.
Of course, that’s always important to remember as well. Now, the conclusion is that Johnson & Johnson’s bid for Crucell is financially attractive and represents a considerable premium for — on the basis of many analyses and comparisons that can be made and were made. Moreover, the all cash bid offers a large degree of certainty to shareholders without any financial conditions.
I showed you that the premium in the bid is considerable compared to the stock exchange price [were in], stock exchange price over a long period and compared to share price targets of analysts and compared to the evaluation of similar companies in the vaccine industry. Finally, compared to takeovers in our sector and takeovers of Dutch companies, the premium which is being offered is considerable.
Finally, let me remind you that financial analyses have been made by ourselves, fairly extensively, but the Board of Management and the Supervisory Board also received advice from their financial advisors, both on returns. That analyses was well substantiated, and they too conclude that Johnson & Johnson’s bid is fair. Thank you for your attention.
Robert Jan Lijdsman: Yes, I’ll be happy to provide you with review of the subsequent course of the process. First, you see a timeline, yesterday, 9th December, the acceptance period started. It will span ten weeks 10th December is the meeting we’re at now. Then we have an initial informational EGM comparable to this one, in which the offer will be elaborated. That’s the offer

EGM, which will be at least six business days prior to the end of the acceptance period.
On 8th February, in a moment, I’ll tell you what else will come up at that discussion. 16th February is the end of the acceptance period, unless it’s extended. At that point, 22nd February, that’s three business days later, there’s a weekend and a holiday in the US in between, and, then, it will be announced whether or not whether the offer will be declared unconditional.
And, then, there will be a post offer EGM after the offer has been declared unconditional. It reads end March and then on 22nd March, we may be discussing whether a transfer will come up, and I’ll elaborate on that as well.
At the meeting to be held on 8th February, the offer will be discussed, as well as a position of the Executive and Supervisory Boards and there will be a vote on what we describe here as governance resolutions.
First, these will include the dismissal and discharge of some supervisory directors, except for two, who will remain as supervisory directors and new ones will be appointed and the data of all these individuals will appear in the offer document.
In addition, there will be a vote concerning amendments to the Articles of Association in the offered document. You’ll also see what those amendments entail. Generally, however, some areas that presently rest with the Executive Board will be transferred to the general meeting of shareholders.
The nomination right to appoint new members will lapse so that the general meeting of shareholders have that right to the record date for that meeting to the deadline for registering our people who hold shares assets 11th January, 2011, and if you want to be present there, you need to register before 3rd of February.
Offering shares has been elaborated here. So, accepting the offer, whether you haven’t thought of registered shares or bearer shares or American depositary receipts, basically, you don’t need to do anything. Your bank or a stockbroker will contact you and explain the process for registering your shares to accept the offer. Banks use different procedures, some do it in writing, some via the Internet, some over the phone, but you needn’t do anything. You needn’t initiate anything yourself.

Accepting the offer to tender your shares also entails issuing a proxy to vote at the meeting to be held one month after the offer has been declared unconditional. You’ll find details about that in the documents provided to you and you may also explicitly indicate that you are tendering your shares but are not issuing such a proxy. I’ll talk about the conditions of the offer in a moment.
One of the conditions is that 80% of the shares are given as a proxy. The offer will, as I said, be announced three days after the end of the acceptance period we’ll be asked whether it’s declared unconditional. And the conditions associated need to be met by that point, which, first of all, include acceptance level in excess of 95% of the shares. If it’s below 95% then, in any case, it needs to exceed 80% and then there are two additional conditions, namely that the ruling with the American IRS needs to be agreed and needs to concern over 80% of the shares.
So, there shouldn’t be any material adverse effect that would deeply impact the entire company and full [anti] trust approvals need to have been obtained and the decisions at the informative meeting about the appointment of supervisory directors and amendment of the articles of association need to have figured on the agenda and to have been adopted.
At that point, the acceptance period may be extended. If offer conditions are not fulfilled, you’ll find that elaborated in your offer document as well, and there’s some conditions that if they have not been met, require extending the acceptance period, for example, falling short of the percentage or if you have 80% incase IRS ruling will be obtained, but the anti-trust approvals have not yet been obtained or if there is a material adverse effect, but that is likely to be something that can still be resolved.
After the offer is declared unconditional, a subsequent offer period will be declared of a maximum two weeks, in which shareholders may tender their shares in accordance with the terms of the offer, if they have not yet done so.
Then, a meeting will be convened. If the acceptance period is not extended then, it will be convened on 22nd March, in the event that less than 95% but over 80% has been offered. And at that meeting on the agenda will be the sale of all assets from Crucell to Johnson & Johnson at a price that the cash remaining in Crucell will make the equivalent value of each share the same as what is being offered, and then that amount of money may be dispersed to the shareholders.

If the offer is declared unconditional, various things may happen. First, at an acceptance level of over 95%, Johnson & Johnson will initiate buyout proceedings. Which means that the court may force shareholders who have not yet offered their shares to offer them.
If less than 95% has been offered, then that asset sale might happen at that meeting I just explained. But there are other possibilities and Johnson & Johnson has reserved the right to use these opportunities which may include a legal merge or a liquidation of Crucell, with a payout of the value or a statutory legal demerger or other structures or transactions, enabling Johnson & Johnson to acquire 100% control over Crucell’s business.
Regarding all these structures and transactions, they are subject to the approval of the independent supervisory directors, which are Mr. Oosterveld and Mr. Hoevenaars. That was what I had to tell you, thank you for listening.
Thank you very much, Robert Jan. That takes us to Q&A. Please restrict your number of questions to three per person, per turn. Who would like the floor? I see you first.

QUESTIONS AND ANSWERS
Mr. Koster: I’m Mr. Koster. I believe that for the people at Crucell and for world health, it would be a wonderful thing if Crucell were acquired. But, as for us shareholders, I’d like to give a speakers a compliment, but I thought those stories were a bit overdone, and what we did get to see it was either about the past three years or the past six years.
I’ve held shares in this company for ten years and how have they benefited me over the course of ten years, please explain that. If I put the money in the bank, the interest would have added up to more, but you’re not talking about that. All you’re talking about is the premium.
So, I feel that we’re not getting very much for our investment. This is not a very impressive return, and the members of the board stated at the table, they’re very kind. I’ve known them for years, I’m serious. After the meeting, they come have a drink with us, and that’s very endearing.

A year and a half ago, I spoke with Mr. Oosterveld and at the time, we already said, well, Crucell might be acquired at some point, and, then, I spoke with Mr. Oosterveld, and from the outset, it was like looking at the rear-end of a dried cow. We should get at least EUR30, and Mr. Oosterveld confirmed what I said, and now they’re offering EUR24.75. Well, that’s quite a different story.
Jan Pieter Oosterveld: You’re aware that nobody is preventing you from making an offer yourself, and I don’t understand that bit about the dry cow.
Mr. Koster (shareholder): I thought you were well versed in agriculture terms as well.
Jan Pieter Oosterveld: Yes, I am.
Mr. Koster (shareholder): Well, you always need to see two sides of the coin.
Jan Pieter Oosterveld: We never had dry cows.
Mr. Koster (shareholder):Okay, let’s not talk about that because these are city folk. But, you always need to see two sides on the coin.
Now, until October, I was in Belgium and I spoke with — let me check my crib sheet to see his name. — Ludo Laurers , Senior Vice President, and they’re promoting the Johnson & Johnson shares because they were also thriving, and he started by saying, well, Johnson & Johnson is purchasing a share and then they’ll know how the company is doing, and he started literally that when the sun is rising in the east when it’s harvest time, then we take over.
So, I guess that Crucell is ready to harvest and to reap the benefits and now they’re cashing in.
Well, for the world and the people of Crucell may benefit, but as for us shareholders, we’re not getting a very impressive return.
Now, I have another comment, this intended offer was disclosed at the end of September. In the meantime, the dollar-euro ratio has changed by 6% as well. So, in that respect, Johnson & Johnson, if it goes ahead, Johnson & Johnson will get a 6% better deal.

Well, of course before the money’s in the bank, the dollar may go back up again, but they’ve already got that EUR1.50. So, I think that for the moment, I’m not going to tender my shares. I just wanted to get that off my chest.
Mr Errol Keyner — VEB: Good afternoon, I’m Keyner from the VEB [Association of Stockholders]. I speak on behalf of 100 other small investors who have registered 200,000 shares. I have two questions and three observations.
The first, in keeping with what the previous speaker said, the presentation seemed like they were designed for the associates, look what a wonderful company we’re going to be, Johnson & Johnson is a huge professional company. I’ll be the first to admit that, look at all those wonderful plans that we have, we’ll be able to accelerate implementation.
We’ve got vast distribution systems that we can accelerate sales. That’s basically like salting the wounds of the shareholders.
We would have liked to jump on the bandwagon too, and, of course, some shareholder would have been willing to wait another three or five or eight years, so, that’s my initial observation.
My second one is that if you’ve attended all shareholders meetings over the past six or seven years, it almost seems as the tone of the presentations you’re delivering are changing.
The first six or seven years, you focused mainly on the opportunities that Crucell has, and now you seem to be trying to remind the shareholders of all the risks we face. We’re dependent on a single product and all of the sudden, the competition has expanded dramatically.
We have a pipeline that’s wonderful, but it’s so premature and has so many years left that there’s a lot of uncertainty as to whether you’ll reap the benefits. And so, I’ll be happy that you can cash in on your shares. It’s an entirely different tone than what we used to hear.
That’s my second observation. The third one, and that concerns the amount of the offer. The fact that there was a relatively small disaster in Korea did not tempt Johnson & Johnson to resent their offer.

So, what I conclude is that the original offer, based on this information, was too low. Johnson & Johnson must have known that’s the only possible conclusion, and now I’m going to ask my two questions.
The first is, maybe a bit awkward to ask it this way, but I’m going to do so anyway, if somebody approaches me and says, we’ve been looking over your shoulder for some years, I think we should do some business. A justified response from Crucell would be, well, all options are open, but what are you willing to pay for our shop? Well, we’re thinking about EUR23 to EUR25. And here it comes, you expect a response along the lines of, we’ll sell if the price is high enough. What do you think of EUR50? Ridiculous. The other party would say, and then you compromise somewhere in the middle.
I don’t think the response of EUR23 to EUR25; can you be more specific? I think EUR23 to EUR25 is a fairly specific response. The responses we were thinking about EUR24. That doesn’t sound like very much, what do you think about EUR24 to EUR20? Nowhere near enough.
What about EUR24 to EUR75? Wonderful. Give me your feet and I’ll kiss them. We unanimously support the offer and are delighted to get such a wonderful offer. I don’t understand how you can negotiate that way. However you may feel about the offer, you shouldn’t negotiate that way, and I wonder who from the management team conducted the negotiations in this manner. I think next time ask the janitor, as he would take an entirely different approach.
That was a question, not an observation.
Jan Pieter Oosterveld: Very well. I’d like to respond to everything that you said. I think that we have tried to convey the process in recent months and we did so in considerable detail. We considered three options for the company and we told you about them: the company independently.
The tone that you say has changed somewhat. I can understand why you’ve made that observation, but, of course, things have changed. We’ve been fortunate, and this may be somewhat contradictory, fortunately, we have not a single failure on record.
We’re still making new discoveries and new pipeline initiates, thanks in part to the contract with Johnson & Johnson that enables us to increase spending. And, if you see that in the recent past, marketing those products has shifted and the portfolio has expanded, which is wonderful, and then you’re facing huge financing, than if we were operating independently, as you’ll see in the offer document, our increase in revenue would be [and there the Financieële Dagblad has not undertood us] the revenue growth is based on organic growth, and you’ll see an increase in revenues, and thanks to the quantity of cash we have, we’d be able to support that, but our results would be very meager given the risk of what unfortunately happened in Korea.
The risk portfolio in such a scenario is high, in our view. Opinions may vary, but we have a responsibility toward this company over the long term, and this is what we envisage.
The other alternative about buying out companies, I think we’ve considered hundreds of companies globally and run into very tiny things that might be premature, but we don’t need that because we’ve got sufficient creative capacity in Leiden.
And there are also huge acquisitions where, once again, the risk is fit that might expand your scope and increase the burden on management. And it might also lead to a level of financing that we wouldn’t want to do that to you, because that would turn us into junk bonds. And it might double our revenues over the short term and improve cash flow, but it would increase financing by an order of magnitude that we’re not interest in.
Last year, we closed a good deal with J&J that enabled us to add four or five highly innovative products to our pipeline. And you may say you have far too many products, and in writing, that may be true, but who can tell us which ones we should retain or which ones we should discontinue? I told you before, in this industry, that’s a great unknown. Nobody has a crystal ball, and if somebody did, he wouldn’t be here. Nobody can tell us which 10 or 12 projects will be successful in the next five or six years.
Johnson & Johnson has given us the opportunity to expand our pipeline, we’re very grateful, and it’s also been very successful, and, because of that, in the debates, people have said why not talk about a takeover.
This happened as you read in the prospectus and that’s turned into quite a novella. I’ve never seen an offer document describing anything in such meticulous detail, and that yielding this proposal.

Of course, we had a rough idea the value of the company. We didn’t approach Johnson & Johnson and say, you’re offering X and we want 50. There would be no point to that. We knew roughly what the fair value calculations would yield. So, you can say you should have charged more? Well, yes, I could have done that, but, in these negotiations, you have to remain somewhat realistic and you want a contract proposal, as we have now, that’s acceptable and realistic and meticulous, and that needs to reflect all other considerations.
Now, back to your first scenario, independent. I’m not saying it’s impossible, what I am saying is that it would have brought about a situation where you as a shareholder would be facing growth that has hardly profitability so that our share price would have been headed [wherever] . And that takes you into a situation where the share price remains so low, you are simply depicting a scenario.
I don’t have a crystal ball. You wind up in a situation where we might become prey among parties that might not be quite such good partners.
I’m hesitant to say this because I don’t know the other parties, but we wouldn’t be able to arrange the structure that we’ll have independence within a large company with our branches preserved, no synergies, no major restructurings. And we’ve opted for that partner as the most renowned company in this industry.
Mr Keyner — VEB: Haven’t you known all these subtle details in the past three to five years, because you’re presenting us with risk factors, we won’t manage, despite all our creativity, this is a dead end. This is simply a different tune than we heard until last June. How is this possible? What happened in the past four or five months that’s making you say we have to synchronize our watches again? We’ve been far too optimistic in the past ten years, and we have a duty to inform our shareholders and convince them that the offer of just under EUR25 is an excellent deal. What happened in the past four or five months?
Jan Pieter Oosterveld: You’re saying something that doesn’t ring true, I don’t agree with you. These are insights that arise. It’s not just something you’ve seen, we spoke about this internally at the start of the year, and we discussed the strategy at length twice a year, and in recent times, something has happened.
Registered pharmaceutical drugs has become increasingly time consuming and pharmaceutical industry spends EUR600 million on R&D and only 60 products are approved a year, and that number is dwindling.

So, we’re facing regulators that are becoming increasingly time consuming and you can’t say that we don’t think this company has opportunities. I think it has a lot of opportunities, in fact, far more than we had one year ago, but we’re approaching a situation where we’ll probably be better off with a new shareholder that can provide us with a different type of support than in the current structure.
Mr Keyner — VEB: In the negotiations you conducted, which, in my view, based on what I read in the offer documents, happened in a very curious manner, seems that, they give the impression that you assumed a position of weakness, but that you won’t be able to manage on your own.
We really need a major partner and really need to work with them on a different basis than a few years ago. You may wonder whether if you stepped into Johnson & Johnson’s shoes or those of other major pharmaceutical companies, how would Crucell benefit with the distribution system of Johnson & Johnson is many times stronger than what Crucell could ever have achieved independently? But also means that all net value analyses can basically be disregarded because you need to consider the perspective of the buyer.
You’re looking at this based on a position of weakness and you don’t have to do anything. Your balance sheet was very strong, your pipeline might not be quite as immature as you’re saying, especially based on previous shareholders meetings.
So, I’m wondering how Johnson & Johnson would benefit from acquiring Crucell and those values and interests are far broader than those of Crucell. Why isn’t that being considered in the negotiations? Why is a standalone scenario not being compared with all kinds of other partnership arrangements such as an R&D and distribution where you share some of the proceeds?
There’s all kinds of creative, financial options in which Crucell could have become highly successful and remain reasonably independent, all the shareholders would have benefited, too.
Jan Pieter Oosterveld: But, that takes us back to my elaboration of the first alternative, which is that we could achieve that growth listed in the prospectus, where we make major investments in research and development, and should make major investments in expanding distribution capacity, and we need to make major investments in marketing....
Mr Keyner — VEB: Or partnerships
Jan Pieter Oosterveld: But partnerships, well, they cost money too, partnerships where we give 80% of the potential profits to the partner.
So, I’ve described the first scenario and the second scenario, and the third is the present scenario. The first would have led to a company that is growing but is not profitable. And, that leads to a share price that would have made us easy prey for other takeover candidates if rates are lower than the offer per share today.
I can tell you the considerations underlying this offer as Leonard Kruimer explained, all the calculations that we could conceivably make about possible future scenarios, we have evaluated lower than that of the offer.
And, then, you and I know that we need to present this to the shareholders. You can say very well, but you could have done this without supporting it, then you could have presented it in more neutral terms, but we and I are convinced that this offer is wonderful for shareholders and certainly for all relevant parties involved in this company. And you can see that in all these factors that we disclosed to you.
It’s your right to examine only the same price and the amount thereof, but we’re convinced that we need to consider all other interests as well. And, I didn’t hesitate for a moment when I decided that this offer was going to be a good offer.
Mr. Keyner — VEB: A question you didn’t answer yet. As I understand was our calculated net present value calculation was our calculated right, EUR1 million for the work and that the offer to add another EUR9.5 million, I think I read that. And I think that’s very curious and does not make me any more confident about the analysis.
But the real question is shouldn’t you examine Crucell’s value to the buyer?
Doesn’t that help you determine your negotiating position because the buyer could deliver far greater returns. They might then offer EUR35.

Jan Pieter Oosterveld: That’s not the offer.
Mr. Keyner — VEB: Yes, but you have to negotiate to drive it up.
Jan Pieter Oosterveld: We did that to the best of our abilities and that’s described in the prospectus.
[Mr. Keyner — VEB: I will be back with other questions.]
Jan Pieter Oosterveld: At the back, you raised your hand earlier.
Mr. Stevense — SRB: Thank you, Chairman, my name is Stevense from the SRB. The first speaker, Chairman, was someone who is a member of our organization. I tend to get quarrels, in which people say, well, people prove to be either moderate, or, less moderate people. The first speaker was quite moderate.
I have some conversations with him and with other people too. I cannot make this deal accepted by our foundation. We made an analysis, and we and ended up with an average price of EUR17.40 over the past year. Now, you’re 58% above that.
Annually, the shareholders have a profit of no more than 4%.
Next, the circumstances in which the bid was made, we’re talking in the year where the share prices are not moving at all.
I should think that things that happen that are so interchangeable are rather different from what you said, and that should have led to a rather different result. EUR35 was the amount someone just mentioned. We made analyses which lead to more or less the same result.
We said from the beginning this is, that there’s EUR10 lacking in this bid. We have our questions about your analysts as well.
Next, as to your presentations, I was told that Mr. Brus is a very good speaker. He can sell you a bible without being interested in faith.
Now, I must tell you, that the length of the presentations wasn’t disappointing. We have attended other events where presenters each spoke for half an hour, and here, you were more concise, but the second introduction was totally superfluous as far as where we are concerned. We all know who Johnson & Johnson is, and most of the other people here know as well.
Furthermore, what’s happening to this 80% and 95%, it’s still not clear to us what will happen, as the notary just explained, this is simply an order, it’s compulsory. You need 80% and you need to tender between 80% and 95%; otherwise, we’ll take a legal step. So, we’d like to know what our freedom is. How much freedom do we have?
Well, that completes my reactions so far.
Jan Pieter Oosterveld: Okay, shall we give the question about the 80% and 95% to Robert Jan.
Robert Jan Lijdsman: Well, let me explain again. It’s definitely not an order. Every shareholder is fully free to tender his or her shares or not, and every shareholder is free, with the proxy structure which I explained, to give a proxy or not.
What it does mean, however, is that Johnson & Johnson set out as a condition for making this bid, a number of conditions. They said we will do this if we can get 100% control. We would prefer to do so if we get 95% of the shares because 100% is varied, there’s always a share hidden here or there.
Now, if 80% of the shareholders tender, then we say already, now what we will do in order to get 100% control. If you say, I disagree, then you are free as a shareholder not to tender your shares. So, there is no compulsion whatsoever.
Mr. Stevense — SRB: Well, no, but when you listen Johnson & Johnson there is. If less than 80% is offered, then there is a compulsion.
Robert Jan Lijdsman: Then the bid will not go unconditional. Those are the conditions Johnson & Johnson has set out and is up to the offeror to determine on what conditions he wants to make a bid. It’s up to the shareholder to decide to accept it or not.
Mr. Stevense — SRB: Well, it has happened in the past that a bid was made and then the stock exchange went up and they noticed that they wouldn’t achieve the percentage, so they increased the bid. Now, what about that possibility?

Robert Jan Lijdsman: You would have to ask Johnson & Johnson. I have no opinion on whether Johnson & Johnson will ever raise their bid.
Mr. Stevense — SRB: Well, perhaps, the management has a better view of what will happen.
Jan Pieter Oosterveld: In Johnson & Johnson’s history, they never raised a bid, except in one case, and then the bid failed.
Mr. Stevense — SRB: Well, but the past doesn’t mean that things might repeat themselves in the future, sir.
Now, about research. We thought that was a very negative remark that you made. Let me give you the example of ASML. They also did a lot of research and did become market leader. But what is not clear to us in your presentations is that if this goes on, can you become a market leader and a price setter? What do you expect with regard to the price trends for your products?
Ronald Brus: I can answer that. I think that when we look at our industry and I showed you who are our competitors are the largest pharmaceutical companies in the world and they are capable of financing R&D from the sale of ordinary medicines, and then they use their surplus to invest in R&D. We can’t do that. I can’t remember that on the slide you saw, another company which was have similar conditions.
We are the only independent one in the world and we achieved that in a period of less than ten years. It’s not for nothing when these other companies were acquired by others earlier, and you have seen what the premiums are.
And that’s also in answer to Mr. Keyner because Mr. Keyner always assumes that people enter into negotiations without passion, detached and uninformed. This might be the case for a janitor, but is not the case for us.
You can find in the brochure that the parties, individuals, who did the deal with Berna Biotech are the same ones as we did the deal now.
So, we are here to talk to our shareholders, to discuss the bid. So, I think let’s call things by the name and not to try to influence the meeting by making doubtful jokes.

It’s hard to state that you will become market leader. We have shown you a list of parties which are purchased for a far lower premium than the present one and, of course, in the future, and Crucell has a very good future, we think that we should also be realistic and discuss the merits of the bid with you and that’s what we intend to do today.
Jan Pieter Oosterveld: Mr. Stevense, shall we leave the microphone to someone else at this stage?
Mr. Stevense — SRB: Well, our problem still is that the future of the medicine is not clear to us. We don’t understand how the future research can be financed. Other companies can do it, why can’t you? But, you’re saying yourselves we are the biggest. Then you should be able to set the price.
Jan Pieter Oosterveld: We’ll say more about that later, we’ll come back to the subject later on. Thank you very much, Mr. Stevense.
Frank van Eerdenburg: My name is Frank van Eerdenburg, I’m an investor in Crucell since 2001. At that time, I bought shares when Crucell didn’t produce any vaccines and was still a relatively young starting company with lots of plans and great visions of the future. It sounded like music to me, to my ears. But what I hear today is a different tune, as Mr. Keyner already said. All of the sudden, we are told about heaps of risks.
In 1999, people bought a Crucell share at EUR18 and there was no burner, there was no Quinvaxem involved, which provided income. At the time, Crucell only suffered losses, as we clearly saw in the slides. Crucell only suffered losses at that time. I didn’t mind that because I tend to look at the future. I thought ahead, and I thought, this is a company I can invest in. And, unfortunately, I missed that vision today.
Crucell is presenting itself as a vaccine producer. All I hear about is your own pipeline. Whereas a few years ago, you were still talking about how many licenses you sold to other companies, and I heard nothing about that today.
What about those in Crucell’s valuation because that was one of the reasons why I once bought Crucell’s shares, the licenses were delivered as a kind of product. And, I don’t hear you talking about that now.

Ronald Brus: Let me answer that question because I can understand it. I don’t think that in 1999 you bought our shares because we didn’t have any shares at that time.
Frank van Eerderburg: No, I bought them in 2001.
Ronald Brus: Now, I showed you that slide. In the time, you’re talking about the value of the company was less than EUR90 million. Licenses at that point are very important. Today, the value of the company Johnson & Johnson announced its big was EUR2.2 billion. That means that the company has grown 20-fold.
Our sales at the time you’re talking about in 2003 was less than EUR20 million, and our sales today are much bigger. In other words, the sales of licenses have become of subordinate and frail importance in our portfolio.
Frank van Eerdenburg: But, at the time, you discussed that with a different tone.
Ronald Brus: Well, yes, that’s because the situation was different at the time. When your value is EUR90 million and you’re selling licenses for EUR5 million, that is an enormous amount, but today, of course, things are different.
And, also, there’s another thing you referred to the fact that in 2000 or 2001, you bought shares at EUR18. That’s very, quite possible, and I think the AEX showed a different value at the time, but I showed you’re a graph where we mirrored ourselves against the AEX. And I think that in those seven years, the AEX, indeed, has hardly increased, but Crucell shares have gone up ten-fold.
Frank van Eerdenburg: Oh, I have earned enough. I’m not complaining, but I think that the bid is a shock undervaluation of the fair value of Crucell share.
Ronald Brus: But, you can look at it in different ways. The slides didn’t impress you, I think I can conclude as much.
Frank van Eerdenburg: Not at all.
Ronald Brus: But, when you look at other biotech companies whose shares were traded, and we can see that the premium and the value were fair in all sorts of ways. And I understand fairly well that you have earned a lot of money from Crucell, as you’ve just said, because you joined us at the time when this was possible.

And few companies have grown as much as we did in the past seven years, but we also need to conclude, and we have shown and; therefore, I don’t quite fully [agree with what Mr. Keyner said,] we have always shown what the risks of this company were.
Frank van Eerdenburg: You’re right. In small print, you always said something about the shares, but today, you’re emphasizing the risk, and this is not just my impression because I think that most people, the audience in this room, have the same impression, and I don’t mind you emphasizing those risks.
I can imagine the reason why you’re saying you would like to be taken over by Johnson & Johnson, only, you are being taken over and I will lose my shares, and I’m getting what is today a fair price for that, but to me, that fair price is I have an investment horizon of 10 or 15 years and, in fact, I am looking at what these shares could have been worth 10, 15 years from now. That is what investing is all about, and that involves risks.
For my little goldmine, which I intended to invest in ten years ago, I can no longer invest in. So, my wife will tell me to go looking for another goldmine. That’s the problem with goldmines, they’re very hard to find, and that’s why I’m saying, okay, let me sell my shares in that goldmine, but then for the price of a goldmine and not of a vaccine business which is at a beginning of an enormous boost, and that’s the point.
It’s been said before, Johnson & Johnson will only take over companies which are about to harvest, and that’s what I regret. I can imagine you saying we are an interesting commodity and we’re going to improve the world, we’ll come up with medicines and that sort of thing, but for me, as a shareholder, that is not interesting at this point.
Another thing is, like you said, we need extra finance. We need funds. Crucell was floated to reach the point where they are today, so why are you going to decide on an extra share issue because I’m quite willing to buy a packet.
Jan Pieter Oosterveld: Next speaker, please.
Martien van Winden — Hoofbosch: I note that the speakers before me took a point of view that means, philosophically speaking, who am I to say that they look at the reality from a single point of view. But I’d like to invite the speakers to look at reality from another point of view.
I am an asset manager since the floatation and the shareholder of Crucell, but I am also a follower of Johnson & Johnson, in which I have been investing since the end of the ‘70s.
So, when I look at the reality from another point of view, which is the standpoint of a Johnson & Johnson shareholder, I also conclude that I regret that this is happening, as I see the slides passing, I thought, more would have been possible. But when I look at it as a Johnson & Johnson shareholder, I think it’s a great deal.
And, I’m saying this for the speakers before me who are looking for goldmine. I’d like to remind them that Crucell may have a spectacular development in front of it, with all the associated risks. But I’d like to point out to them that an investment of $1,000 in Johnson & Johnson from 1980 onwards has increased 70-fold and it is the only share in the US which has increased its dividend each year by 10%.
Also, during the oil crisis, also during the credit crisis, also during the rate under which each year they increased that dividend by 10%. And when I think of that, then I think this deal with Crucell enables Johnson & Johnson and helps Johnson & Johnson to increase their dividend annually by 10%.
Thank you very much.
Jochem Baalmann: Good afternoon. My name is Jochem Baalmann. I’m here on my own behalf, and I’m also an asset manager. One remark, in general, and also for Mr. Brus, specifically. When I try to achieve something, for example, if I try to achieve clarity here today and see if I need to buy some extra shares because maybe this will lead to a higher price. Then I always try to sit next to the people I am talking to and become friends with them, and not the opposite. Perhaps this all too obvious, but I’d like to have an answer from everyone, but, perhaps from Mr. Oosterveld, in particular.
It’s quite clear now that Johnson & Johnson is a good partner, but what will happen if now or next week or the week after that, a party comes up with a higher bid. How will you handle that?

Jan Pieter Oosterveld: Shall I answer that, now? Yes, let me quote from the offer document. It is permitted to make a higher bid, but it was to be 9% higher than Johnson & Johnson’s bid, and the other bid which is higher does not have to meet the 9% criterion. Is that clear?
Jochem Baalmann: Yes, expressly clear. But, gentlemen, the offer also mentions something that points at more certainty on Crucell and also the buyout sum of EUR20 million if the bid doesn’t go through. What about that? That seems to provide more liberty.
René Beukema: Yes, as soon as there is a so-called interloper is willing to raise the bid with over 9% compared to the Johnson & Johnson bid, and that new bid becomes successful and Johnson & Johnson is not willing over bid it, then Johnson and Johnson will have the right to obtain 1% break fee from the new buyer.
Yes, that’s what you read, that’s correct, and that’s a customary provision which is always part of transactions like this. It’s called deal protection, and it’s one of Johnson & Johnson’s conditions for making a public bid of EUR24.75.
Jochem Baalmann: Okay, but it becomes painful when the shareholders and all of them, when I look around me, don’t agree with the bid.
Let me see, my final question..
René Beukema: May I say something about that? As soon as all shareholders disagree, except for Johnson & Johnson as an 80% shareholder, there’s no account to be settled because there’s no bid being exceeded.
Jochem Baalmann: Well, yes. Why shouldn’t we wait then until 8 February? Because now we have Mediobanca 5.5%. I didn’t notice them in the register before, the shareholder register. So, I don’t suppose they are waiting for a single euro.
So, is that a way of obtaining clarity sooner so that we don’t have to wait until February 8th and then come to the conclusion that the deal won’t go through?
Jan Pieter Oosterveld: Well, we have to meet legal requirements. We can change nothing about that.

Jochem Baalmann: And what about the bank?
Jan Pieter Oosterveld: No, I can say nothing about that.
Jochem Baalmann: Thank you very much.
Mr. Strijkert: Thank you, Chairman. In fact, I haven’t got a question, I have a remark, and I’d like to address that to my co-shareholders. Do you allow me to do so?
Jan Pieter Oosterveld: You may come with questions and remarks, so, that’s all right.
Mr Strijkert: I came back from the US yesterday, Boston and Cambridge, the hotspot of biotechnology, and what struck me there is that my hand is still hurting from the congratulations I got for this deal, in the US.
It is a totally different atmosphere I experienced here today, and I was thinking, what’s going on? Something’s going on in The Netherlands and that is that we have no tradition whatsoever in the area of development of medicines. And, therefore, people do not realize the enormous risks that Crucell is facing today and there is a cemetery full of companies which were more promising that Crucell which didn’t make it.
Let me give you one example, that is Situs. Situs, the developer of the PCR technology, technology which is being applied hundreds of thousands of times every day in the world in order to make small quantities of DNA visible.
They are also the developers of a substance for patients with multiple sclerosis, and with medicines against cancer, particularly, kidney cancer. But, that company went down the drain, why?
Because, they thought that they could handle the phase Crucell is in today themselves, the characteristic of the pharmaceutical and biotechnical phase three and the development of medicines is failures, failures, failures, delays, delays. Every delay costs EUR150 million, and after that, another failure.
And from time to time, something becomes successful and you have to make up for your failures and you need enormous reserves in order to have the courage to move into that Phase III. And, of course, Crucell has considerable work offers, but it is nothing compared to the risks that they are headed for.
I attended a supervisory meeting in Boston of a company which is now developing antibiotics and made an excellent deal with Novartis and they entered Phase III. Phase III had been going on for a while and in that phase that we want everything to be done all over again because we think differently about infections, we want to see different things and so on.
Two years of delays, EUR150 million in cost and they are what that means. There they are. And the whole debate is shouldn’t we hand it over now to Novartis because they have the money? And, that’s another one; while they develop something fantastic, heading for the cemetery.
The risks are enormous and you here do not realize what the risks are of Phase III in medicine development. Perhaps this was not emphasized enough, but, it’s not present in your minds.
In America they know, they know what the risks are. We’ve seen it all. So, I myself, I am a shareholder. I told myself, what do I think, am I happy? I’m not even happy because I’m very much associated with Crucell, as you all know, but I made a list of things, the upsides and the risks. And I reached a conclusion that if at in this stage Crucell is not taken over, the risk that in some years if there are two or three or four times as many shares because they keep needing money, so, then the shareholders get less than half of what they are getting today. That risk is enormous.
So, that is what I wanted to tell you because that’s how I feel.
Gertjan van der Baan — Van Herk Groep: Good afternoon. My name is Gertjan van der Baan van de Van Herk Groep. We are shareholders in Crucell as you probably know. I got a little depressed by the last speaker when I heard him speak of all these failures and delays. And I do think, my God, here is a railway company also becoming floated. But, fortunately, in the biotech industry, we tend to talk about opportunities and chances more. I have a few questions, more than three. I hope you will allow me.
First, I’d like to speak to my co-shareholders. Since the announcement of the contemplated bid in September when we reacted by saying it was a little meager and too early, we received enormous support on our website, via email.

I was unable to react or respond to everyone. I want to thank you all here today and I also said that we couldn’t start an individual debate [with everybody]. That also had to do with regulations in the US, I cannot recommend you to accept the bid or not, it’s up to you.
We follow our own course and if we agree on the course to be followed, all the better, but you should not understand what I’m going to see as a recommendation.
So, that’s a side remark. However, also because of all these requests for response, we thought it was a good idea to have this meeting.
The shareholders association [VEB] also responded that they wanted one, but they had less than 10% shareholders, but we don’t even need them. We requested it and Crucell organized this meeting without any problem. I want to thank you for that and you even did so within the term that we stipulated.
However, Crucell is a company which we esteemed very highly in terms of share price, but also professionality. You’re a wonderful company, thanks to your quality of your management with lovely products, which lots of patients have benefited from enormously. So, I want to praise you for what you have achieved.
Well, lots of remarks were made about Johnson & Johnson. It’s a great theme. It was presented just now, all the stakeholders because all the way up to shop keepers and hope all of them will benefit from this and, I said before, that we as shareholders think that the bid is a little meager and that Johnson & Johnson are having an easy escape. I will not repeat that viewpoint. As I said, we are not making any recommendations.
We will see what’s going to happen. And on or around February 16th we will decide what we are going to do. You never know what will happen in the meantime. Two months is a long time. Today we welcomed new Italian shareholders, so you never know. We will see how things develop.
My questions are, I sent them to the Crucell people by mail so they could prepare. In order to maintain some surprise I will read them out in a different order.

My first question has to do with the bid announcement. On page 140 of the document it struck me, Condition 14.9(b) that’s a serious point. You wrote something there about material adverse effects.
It says there very well if there is a material negative effect then J&J has the right to withdraw its bid. That includes what happened in Korea.
And that leads to my question. First of all when you read it, and I’m looking at Ronald, I’m sure he can explain. This is written in a very unclear fashion. Can you emphasis, and after Korea, how far are you away from a total situation where you do have a material negative adverse effect or whatever you call it?
The one with the calculator.
René Beukema: I’ll answer that. Transactions like this in general mean that you have a material adverse event before the bid is made unconditional and then you look at it again at the time of closing, at the time when the accounts are settled with the shareholders in return for delivery.
The situation in Korea is very serious at this point. And we regret it very much. It’s something that keeps us awake I can tell you. However, today the facts and circumstances are such, and Leon already pointed this out as such, that the impact at the end of the operations so before that we cannot yet assess what the effect will be before the operation is completed.
So before the unconditional date J&J will look again whether the facts and circumstances are such that the Korea incident may qualify as a material adverse event and that is what it says on that page in the offer document.
Gertjan van der Baan — Van Herk Groep: But the way I read it says the shareholder — it says in fact, there is a limit or a threshold over — across which you have a serious adverse effect. And it says Korea as we see it now does not qualify as such yet. But when something is added to the situation then it will.
So if the total is 100 — if the total is 100 then my question is, where do we stand today? Are we halfway or at one quarter or — or if someone draws — drops a cup of coffee will that be it?
René Beukema: Well I can tell you there are enough legal experts in this room that — who will tell you that the law is not exact science so I can tell you — I can’t give you an exact figure of 50 or 60-70 or whatever.

Gertjan van der Baan — Van Herk Groep: No concrete amount has been agreed on above which J&J say this is material. Is that so?
René Beukema: That is correct.
Gertjan van der Baan — Van Herk Groep: Someone here says off course not. Could you...?
René Beukema: Piet you’re a biologist and not a lawyer. That’s why Piet is supposedly not entitled to answer.
Gertjan van der Baan: My next question relates to the partnership between Crucell and J&J. There was a reference to that a moment ago. Apparently it was going so smoothly that J&J said, we’ll buy you out.
But the question that arises is at this time what are the benefits of this partnership? We understand that there are five programs involved and we said this has a deal value of approximately $1 billion.
You might also say that’s it’s letting ourselves be taken over by J&J perhaps we could close another five such deals and earn another $1 billion or so that way.
Have you thought of tightening your ties that way and working together more closely along those lines? And can you disclose the fruits of your partnership with J&J that led them to try to buy your entire business?
Ronald Brus: Gertjan I’d like to answer that question. I believe it was in early 2009 there was an article published in one of the most prestigious journals about how — about exactly what an influenza virus looks like and how an antivirus might latch on to that. And that was an invention that really excited us.
We considered this a scientific breakthrough and perhaps I thought — I showed that timeline. There was a product in the making that could be used as an antibody to treat or prevent influenza.
We did indeed close a deal with Johnson & Johnson at the time in which we stated, listen we’re willing to identify five of these areas in very early stage research and we might team up with Johnson & Johnson there. And this would concern other possible areas of innovation in our research.

This project with the influenza antibodies is progressing well. It’s on track but I’d still like to qualify that because I’ve heard from two people including Mr. Kreyner. And at the recommendation of others I’ll be very nice to Mr. Keyner now.
One of the things that Mr. Keyner observed very astutely is that yes indeed we worked together for a year but I think Mr. Keyner meant this other was looking over our shoulder as it was suggested should be described in different terms.
We worked with Johnson & Johnson only on those, innovation projects conducted by Professor Goudsmit in his laboratories. You can’t compare his laboratory to looking over somebody’s shoulder in a kitchen.
And I wouldn’t like to say that they’re like a very sophisticated invention but they’re very early in the research in these projects.
What we’ve described as the outer boundaries that — that wasn’t relevant with Johnson & Johnson. They didn’t ask us and they didn’t ask for that. We work with a lot of other companies who wouldn’t like that either so it wasn’t looking over our shoulder.
Are things on track? What we have noticed is that it’s easier to work with some pharmaceutical companies than it is with others. And it’s easier to work with Johnson & Johnson because their research is fairly complementary, more so than with other companies. That’s absolutely the case and as a consequence we deeply respect one another.
Gertjan van der Baan — Van Herk Groep: Okay let me go on. Then I have two more questions. One concerns the incident in South Korea. Was Johnson & Johnson notified about that earlier than we were or later than us or at the same time us being the small shareholders?
Jan Pieter Oosterveld: Everybody was notified at exactly the same time. We were completely transparent about that. And you’ve seen the history that write up to that incident and all parties like you were informed at the same time.
Gertjan van der Baan — Van Herk Groep: That wasn’t part of the due diligence study that they examined it earlier.

Jan Pieter Oosterveld: No because I think that they completed their due diligence at the time if I remember correctly.
[René Beukema: Correct.]
Gertjan van der Baan — Van Herk Groep: Okay I’ll leave it at that.
Mr Swarte: Thank you Mr. Chairman. I’m Swarte. I’ve been a shareholder for many years. The first thing is that I’d like to challenge Mr. Lijdsman.
He studied this but I acquired my knowledge through experience that the procedures afterwards or at the time of the offer I believe I sensed that you said that Johnson & Johnson may declare its offer unconditional. And you said something about a threshold of 95% or 80% threshold, 80% subject to conditions.
In my experience Johnson & Johnson would be required to declare its offer conditional at those levels but if 51% is offered they might still declare their offer unconditional. Is that correct? Because you said that under 80%, it wouldn’t — could not be declared unconditional.
Robert Jan Lijdsman: Well they could yes that’s true.
Mr Swarte: That means well Mr. Stevense was just mentioning a court order might also happen if they held 51% of the shares. The court order was that all those post acceptance operations such as selling all assets might also take place if they controlled 51% of the shares.
Robert Jan Lijdsman: Well I’d need to take a long hard look at that. But first of all, well the Supervisory Board and Executive Board...
[Floris Pierik — Allen & Overy: that the Supervisory Board and Management should give approval below a certain threshold — stated in the offer -they will have to give approval.]
Mr. Swarte: Yes but they’ve already said it’s a good offer it will benefit Crucell and all stakeholders. So are they likely to withhold approval in such a situation? It’s good for shareholders to know what the consequences would be.
Robert Jan Lijdsman: Well it’s up to the Executive Board and the Supervisory Board to approve or reject something and they’ll base their opinion on the situation at the time. For example 51% held by one shareholder but 49% held by other shareholders.
Mr. Swarte: I’ll repeat my question on February 8 and perhaps you will have had enough time to think about it and have a position then.
The other question concerns the incident in Korea. I believe that I read a week ago in a press release that shipments had resumed. Is that true?
Jan Pieter Oosterveld: I’m not sure which press release you’re referring to because we issue an awful lot of them but we shipped what was manufactured prior to the incident. The shipments consisted of what was in stock before the incident not after the incident.
Mr. Swarte: So does that mean that the inventory was blocked?
Jan Pieter Oosterveld: We blocked the inventory out of caution when we learned about the incident.
Mr. Swarte: As for the new factory in Korea roughly the second quarter of next year is it going to go into production? And do you anticipate that the problems from the old factory will carry over to the new factory as well?
Jan Pieter Oosterveld: [Cees] you can answer that.
Cees de Jong: It’s incorrect that the factory would open in the second quarter. The factory will go on stream in the second half of next year. Preparations are on track. We’ve already manufactured products.
But the moment you change sites you need to spend a long time testing to ensure the product is exactly the same. The tests are yielding good results but that material won’t enter the market until the second half of next year.
The problems in the old factory are unique and restricted to that old factory. And we’re doing everything we possibly can to avert them in the new factory. The organism in the old factory has not been found at any point in the new factory.

Mr. Swarte: Now my third and last question Mr. Chairman. I was somewhat surprised to learn from Mr. Kruimer that the share was heavily overvalued on the stock exchange until now.
That’s the first time management tells me that. And perhaps it would have been wise for them to tell us this earlier. And if you’re saying well yes in the past we’re not going to make any statements about the share price then you shouldn’t do so now either.
Leonard Kruimer: I can tell you about that. I don’t think it’s correct to assert the share is overvalued on the stock exchange. The stock exchange values a share and the stock exchange is always right. That’s the rule.
If we separate certain arrangements and standards of other companies from those of Crucell then conceivably in that analysis Crucell might be valued lower. But apparently the stock exchange sees it otherwise. So that’s a fact.
Mr. Swarte: Now you’re qualifying this in using beautiful words but you’re — you said the share was overvalued on the stock exchange.
Leonard Kruimer: I did not say that.
Mr. Heinemann: Mr. Chairman, I’m Mr. Heinemann. I’m a private shareholder and live in The Hague. In your presentation, — based on what the other shareholders are saying I hear some dissatisfaction about the offer by Johnson & Johnson of EUR24.75. They say it easily could be somewhat higher.
On the other hand we need to bear in mind that aside from the financial figures there’s also a certain sentiment on the stock exchange, a spirit. The share price is determined in part by financials and the other half depends on a sentiment. Ten years ago in 2000 if Johnson & Johnson might have needed to pay double this amount EUR49.50 and even that might not have been enough.
I also get the sense from your presentation that the challenge is too great and the resources too modest to meet them for Crucell and that Johnson & Johnson will boost the resources and will ultimately reap certain benefits in revenues from that. But shareholders will need to accept this is that’s the case.

And I also like Mr. Kruimer to tell me what the net asset value was at the latest annual figures for Crucell. And what — and whether Johnson & Johnson’s offer is considerably higher.
And I’m also thinking with horror about the course of events that Organon was sold to Schering-Plough for I believe US$11 billion or euros and then it was resold again and at the end of the day nobody wanted it any more, to my astonishment.
Organon is an excellent company and something like that could happen to Crucell as well. A similar fate might befall Crucell. And basically I’d like some more information which you probably have about why Organon became so unpopular among American companies.
And finally, my last question, this entire transaction is likely to require approval by the authorities in Brussels. And in Brussels competition is sacrosanct. And everything has to befit the competitive spirit in Brussels cannot possibly be difficult even if it would yield a considerable improvement for the medical state of the world population. Those are my questions.
Jan Pieter Oosterveld: Thank you very much Mr. Heinemann. We have no opinion about Organon so we won’t say anything about that. And you asked a question about the financials.
I’ll pass that on to Mr. Kruimer plus a question about anti-trust which I’ll pass on to Mr. Beukema. The first question for Mr. Kruimer that’s the toughest one.
Leonard Kruimer: You asked what the net asset value was for the previous quarter. I couldn’t tell you that exactly but we can check that. It’s not so relevant.
Crucell has no debts and has always had a policy of leasing or renting as many assets such as buildings and equipment as possible. We have little or no real estate except for one factory in The Netherlands. And in reflecting on the evaluation of such a company as this one, that’s less relevant then other factors.
The value of our company lies largely in intangibles, in items that are not fixed assets, in inventions, in intellectual property and the like. And basically they’re not valued because they’re written off in the results until you have a commercial product. And I’ll be happy to elaborate on that if you want but I don’t think we have ever examined the net asset value.
Mr Heinemann: But generally vaccines have a far longer patent period then medicine where the patent expires, I believe, after 19 years. And then they switch to generic drugs which are far cheaper. And that’s not the case with vaccines.
Leon Kruimer: It’s true but that doesn’t affect the company’s net asset value.
Ronald Brus: Basically the patent period for vaccines is the same as for other ordinary medicines. The only difference is when a vaccine’s patent expires it remains very difficult to produce them even if you can see the patent and would be able to use it. It remains extremely difficult to produce them.
Mr. Heinemann: The Organon doom scenario you’re not afraid that after a while Johnson & Johnson may say, yes we’re going to strip down the company because everything has to happen. In the US and in Europe things are often far trickier when it comes to management and competition.
Ronald Brus: I can’t tell you anything about Organon but I can tell you something about Johnson & Johnson. The examples selected today are based on European companies such as Tibotec-Virco, Janssen Pharmaceutica, but also Centocor in Leiden and also other companies in Leiden bought by Johnson and Johnson.
The scenario that you described has not been the fate of any of those we mentioned. And I think in the past Johnson & Johnson has revealed that when it takes control of a company it takes excellent care of that company as well.
Jan Oosterveld: May we move on to the question of antitrust?
René Beukema: I would be happy to do so Mr. Heiniman. If you don’t mind I won’t say anything nasty about the antitrust regulators now that we have a filing there. Later on over drinks I’ll talk to you personally about that.
But it’s right, antitrust is a condition for declaring the offer unconditional. We’ve reviewed it with a great many people. Marketers of Johnson & Johnson and of Crucell have devoted an awful lot of time, money, effort to assessing that market.

And the beauty of this transaction from an antitrust perspective as was previously indicated, is favorable. So I don’t expect any issues. Especially because Ronald Brus has already indicated it that Johnson has very few vaccine activities. So I’m very optimistic and I’ll share my personal view about antitrust authorities and regulators with you later on.
Jan Pieter Oosterveld: Mr. Valerio.
Dinko Valerio: Yes Mr. Chairman. I don’t have any questions either but I’ve been asked a lot and if you don’t mind I’ll take this opportunity to answer them. As a founder and former director, since the offer many people have approached me asking, what do you think of this?
And I think that this is the right time to answer them. My answer is that I’m squarely behind this. All the arguments mentioned by management. I agree with all those arguments. And it might be useful to consider the alternative.
Crucell is a company that arose because we always thought in quantum leaps. We’re not interested in one- or two-year risk but more in five-fold or ten-fold multiplication. And if you see how management described Crucell today then the next step is a company that should head gradually toward Fortune 500.
And I believe that such a step conflicts with being listed on the stock market. The capital intensiveness and, what has not been sufficiently emphasized in my view, the time it takes to get there is so long that the fact that you can look at that share price every second of the day and buy and sell that this is in conflict — this conflict with such a long term vision.
I think we should congratulate the management for sustaining a long term vision for a very long time. That’s why we are where we’ve come. If you consider the standard life cycle of biotech companies well this is what happens. That’s why there are very few biotech companies able to expand to join the Fortune 500.
I’m now a venture capitalist. Our portfolio comprises 11 biotech companies in our fund. And the most successful of them will probably have followed this procedure. And to my sadness this fate befalls them far earlier than it does Crucell.
So that brings me to my conclusion. I’d also like to take this opportunity to thank the management. In 2004, I transferred control to Ronald Brus. At the time we had tens of millions of euros of revenues from licensing fees and a wonderful pipeline. But these were all promises for the future and now we’re back in the stage where thanks to insights, huge quantities of energy, and tremendous savvy about acquisitions. If there’s one group that has good business people it’s the group seated behind the table here. They negotiated a wonderful deal.
And thanks to this we’re at the stage that should Johnson & Johnson’s offer be declared unconditional, all these products will enter the market, these products that we worked so hard to develop in the past. So I think we — management should be congratulated for their activities and their vision. And I’ll leave it at that.
Mr. Pliester: I’m Mr. Pliester. I think as we hear today the question is not whether Crucell could benefit from being acquired by a wonderful company such as Johnson & Johnson. I think it’s the valuation that we’re talking about.
Appreciation for the fact that the company made it as far as it has is certainly thanks to the management. We’ve got good management. You wouldn’t have a good company that’s certainly the case.
But having reached the crucial stage where the company is now perhaps in this stage it’s absolutely necessary to connect with a company such as Johnson & Johnson through an acquisition. And that you shouldn’t price yourself out of the market.
Based on all the answers that I’ve received with all due respect for the management it’s not my impression that they’re making the most of it. Despite all the words the speaker that just indicated that since 1980 Johnson & Johnson has managed to increase its dividend by 10% a year.
And it’s wonderful if you’ve been in business since that year. It may mean that the buyers were very smart. We’re Dutch people, we’re also smart buyers and we don’t come cheap. I think there’s probably some wiggle space at Johnson & Johnson who certainly sees cause to acquire Johnson & Johnson, excuse me, certainly sees cause to acquire Crucell. After all they have the 17.9%.
We all know what we’re doing but I believe that peers of Johnson & Johnson or various of their peers already have one of those vaccine branches. So it’s also strategic decision on Johnson & Johnson’s part.

And if you’re talking about a strategic decision, and in my view corporate industry is just that you can run any evaluation that want and look at average share prices but that’s only part of the picture. So those figures don’t convince me.
I think the strategic fit from the prospective of the buyer is incredibly important for Johnson & Johnson. And when the esteemed previous speaker was just telling me that through only such a convergence can Crucell perhaps reach the Fortune 500, all the more reason for Crucell to be worth an awful lot more to Johnson & Johnson, especially at this stage.
So quite honestly and I’d like you to answer me, I don’t know who you need to convince but that’s what’s missing, not the debate about the benefits of convergence but the valuation. That’s one of my questions.
My second question, like many here I was shocked to hear all the risks which of course were inflated a bit here. I understand that’s how the cookie crumbles. But good management as you’ve proven thinks ahead.
What is going to happen because I’m very concerned about what will happen if the offer isn’t declared unconditional. Will Crucell run into problems, or will it be one of those wonderful projects with insufficient capital and that will be the end of things? That’s what I infer from what you’ve said.
Ronald Brus: I’ll do my best to answer your questions. I think it’s important to know that as vaccine manufacturers and developers we don’t operate in isolation.
We have partnerships with all pharmaceutical companies worldwide and we know most managers — we’re on a first name basis with most management in those companies. And that means that we’re fairly well aware of the sentiments.
And of course we also know that this is a strategic decision for Johnson & Johnson. And we’re delighted at that because it also means that we consider it from that perspective.
That’s why I believe it’s very important for Johnson & Johnson strategic decision for this preventive healthcare or vaccines to — to respond to some other questions and concerns because that also reveals that the know-how and people and employees of Crucell are what matter and the products in the pipeline that we’ve made ourself.
On the other hand I also believe that if we consider valuations and how they relate to other factors we shouldn’t operate in isolation there either. So we could consider valuation by similar companies and how the acquisition of such a company by another company happens.
So we tried to form an impression of that and we believe that we’re getting — we’ve got and negotiated a very fair price for the shareholders.
And I’d like to get back to the idea of Crucell in a standalone situation. I have described some risk factors to you. I didn’t think they were that serious because I’ve also showed you the prospects as far as infectious diseases and where we stand in the pipeline and how we should do things.
But at a certain point, and this holds true for all such companies, we’re going to reach a point where we learn that there’s some things we shouldn’t try. And somebody said, well couldn’t you close a wonderful deal? Yes, but let me tell you that there are draw backs to that too.
To close as many deals as possible with other companies you spread yourself very thin indeed as far as control over the programs is concerned. And those are not companies that are very desirable in the near future so two or three years down the road. Because then you run into a lot of other contacts. So we have to consider all those.
And we’ve also tried, I think I’ve tried to express that too, we tried to make some acquisitions with the cash we received from Johnson & Johnson to do good things with the war chest. And we’ve discovered that this is difficult.
And finally I’ve shown you the list of competitors we face and quite honestly we’re the only remaining independent one. And we do indeed have to do it all from our own P&L sheet.
It’s different for our peers because they have far more leverage to invest than we do. Is that a bad thing? No, because we’ve made it where we have thanks to your support but we’re submitting this for your approval. This is our view on it. We think the offer’s excellent. We’ve struggled hard for it. And thanks to your support we’ve managed to grow the company as much as we have. And it’s actually nothing short of a miracle that we’ve managed to do this [in The Netherlands] and relatively quickly at that.
But if we were to need to continue on our own then we would have to make the best of a bad situation. According to that — and that VOC mentality that somebody mentioned, the Dutch people against the Belgians. Of course that’s our mindset. But this is also pure realism.
Wil Van Der Hofstad: My name is Wil Van Der Hofstad from MIS Investment. I’d like to review a number of things with you.
First of all, very often the takeover of Crucell was discussed. I’m not talking about the competence of the management, the way the management took to where it stands today. That’s very clear. Crucell would get the highest premium ever in case of the takeover, that’s one.
Second, in the diagram Leon Kruimer showed us Tom Tom has taken over Atlas with a 200% premium , so in order just to complete your diagram. As for analysts, well it’s become clear to me by now that analysts know very little about biotech. Neither do I, so I just look at the graphs.
Looking at the deal of J&J last year I should be seriously mistaken if that wasn’t the deal of EUR1 billion, EUR1 billion in the years to come. So I’d like to have an answer to that question.
When we look at what Crucell used to be and still is then PER.C6 was to become a world standard, Microsoft of the biotech. Fortune 500 was already referred to. Royalties on PER.C6, that was supposed to become the big motor, the big engine, the big driver behind the company.
Now we are talking about rabies, influenza, malaria. Influenza which came back after Crucell thanks to the problems with Sanofi, ebola and Marburg, HIV, Epaxal. Already in June you said that the Epaxal launch would be in 2013 in the US. So before 2015 monies are generated from marketed products. Contrary to Ronald’s presentation, who said nothing before 2015, or I should be very mistaken.
And another, I think that is remarkable is the price of bid. As was very visible in the diagram something was going on. I had three buying signs in a week’s time. And on Friday the bid came. The sales at NASDAQ on the day prior to that were considerably higher. I’m talking about two, three or four times higher than in the period prior to that. Which means that the market and therefore also the diagram of the share price showed that something was going on. It could be a product however, which suddenly took off.
That takes me back to the white knight and why Crucell does accept a bid of EUR24.75. At the same time this, [inaudible — Sanofi and Genzyme] — that we wouldn’t do that that bid will expire at 12 o’clock tonight American time. So it could be so that the white knight is located in France after tonight for a higher bid.
Until 2012 patents will expire for a value well it’s so much, so high that I hardly remember. I believe EUR80 to EUR100 billion. Of large pharmaceutical industries of course they want to acquire a company like Crucell for a song because that’s what I call it. First Johnson & Johnson is just a song.
We have been told during all these years and that applies to all of us and me personally is that indeed, and I want to endorse what Frank van Eerdenburg said here, is that you invest in a company of which you think that it will really become the Microsoft of the biotech. Because products were in the pipeline which were very good for people’s health but that make you think I have found a gold mine as Frank said.
So during all these years I too have been told that for the future in 2020 the share price, compared to Microsoft, perhaps 50-fold and therefore I brought you something for Leon as well as Ronald. I bought it this afternoon fresh from the shop and I’d like to come over and hand this over to you. They have lots of these at the department stores. This is the old fashioned smoked sausage. The Dutch department store HEMA has bought the rights from the Unox company. Here you are smoked sausage for you, and smoked sausage for you, here you are. That’s all.
I’d like to have an answer however to my question about why Crucell simply tells Johnson & Johnson, look guys we’re not doing this. Come back when you offer us EUR35 or EUR50.
There are people are — made different calculations than the analysts and they get to a different value based on cash value and sales forecasts until 2015. And they end up with amounts between EUR35 and EUR50. That’s what I had to say.

Ronald Brus: Thank you very much Wil. First of all on behalf of Leon to my right, thank you for the sausage. And now let’s answer your serious questions.
The first is of course the white knight as you call it which supposedly comes from France. You’ve made — you’ve sketched some Jeanne d’Arc background. I’d like to say a few words about that. Since you know so very well how high the bid for Genzyme was you probably know the premium.
Wil Van Der Hofstad: No I don’t.
Ronald Brus: Well the premium was between 35% and 40%. So that’s considerably lower than the premium bid for Crucell. There’s another thing as well. And I think you should know this because Genzyme is led by a Dutchman. I think that it was well known that Genzyme had major production problems before the bid came.
Wil Van Der Hofstad: Yes that was well known.
Ronald Brus: And was at a very low level before the bid came. So in other words I understand Mr. Termeers’ reaction. And his reaction by the way, you can read it all the newspapers was not welcomed by quite a few shareholders mainly because he did not accept the bid. So it’s from time to time, both sides of the coin apply at the same time, that’s one.
Your other question and I think the same question was asked by Gertjan van der Baan. If deals like this, I think it was about $1 billion are agreed on in business then a payment is made up front, about $300 million. And besides that you have milestones that may turn up, and if I tell you that normally speaking the chance that something moves from phase one to two to three, while you have been in this business for long enough to know what it’s like. And everything’s got to work out fine and then at the end finally those milestones may be reached.
And most cases however, these milestones are never reached in this world but they have been set. And we have a good reputation in completing programs at a certain point in time. Also we have that reputation.
Also with the company Sanofi and within the flu program we had a number of milestones. And if you were to add them all up you would reach a considerable amount. We also thought it wasn’t going fast enough but so it’s not all that easy.

Wil Van Der Hofstad: But Galapagos is doing very well, a company split off from Crucell which made one milestone after another so that I think it tells a long tale about the parent company.
Ronald Brus: Both Crucell and Johnson & Johnson are shareholders in Galapagos. We’re a parent company of Galapagos which we’re very satisfied about.
Wil Van Der Hofstad: Well that was my core question. The other was remarks really.
Jan Pieter Oosterveld: Very well, another shareholder.
Mr. Dekker: my name is Dekker Mr. Chairman. I’d like to start with something very positive. After that I have a few questions and other remarks.
I’d like to remind everyone that before this there was an intention to make a bid by a party which was then itself taken over. They mentioned an indicative price and we saw the participation of Johnson & Johnson not so very long ago when a price was mentioned also.
That take over did go through and I am happy that the price which was set now — I’m happy with that price and that the initiative was with Johnson & Johnson.
So that goes to show that I don’t fully share the opinion of others that a price was achieved because people lacked understanding in the party — understanding of the party that was to be taken over, or of the business.
So therefore I’m not negative about the bid as such although of course I too would have liked to see it a — to have it a little higher but that may be a very human thing — way of thinking.
When Johnson & Johnson invested a lot of money in other parties which we were happy with and that led us to think that perhaps from — for a while Crucell was in a favorable situation in terms of cash flow.
But perhaps that was premature because Crucell had announced already, look we’ve gone a long way together but in four or so year’s things will really start to happen.

And that means we have quite a few expectations about what these projects where it runs for so long could finally deliver in terms of cash flow. So in that sense I understand what some of my co-shareholders — that they should be disappointed in the level of the bid.
On the other hand I think all of us have one big disappointment behind us in this business when we look at 2000. That was when we looked — compare that situation to today that in many cases the successful periods are far more —far shorter and far between then at the time when we earned a lot of money from our shares.
And I think that’s a disappointment for all of us. And medicinal cures cannot remedy that thing. Well in summary about the risks and opportunities I think this is a good thing but I do understand the considerations that you have led to the current situation.
Now a few factual points, of course we have just seen some strange bid processes — bidding processes at the stock exchange, Draka for example. That’s a situation where the parties ended up in a row all of a sudden. We have seen ABN AMRO; that’s something that none of us like to be reminded of.
And when the Johnson & Johnson bid came up since then quite a bit of time has elapsed. Has that led to any informal talks with other large parties? And can that happen on two fronts?
First of all were there any intentions from parties to possibly or and consider if they — whether they would make a bid or has there no interest been shown any other parties? Or would no other party be capable of producing that kind of money in cash?
And my other question is, are there any parties which have threatened to break off certain programs or to put you under pressure because of the fact that Crucell would cease to exist as an independent party and become part of Johnson & Johnson, because that may be considered as a potential threat by certain parties. That’s my first question.
The second concerns and that’s of course connected with the other one about the unexpected report from Mediobanca, 5.5%, so that’s something to watch. Under normal circumstances, especially now, I would expect that we would know a little more about whether they are nominees or whether Mediobanca does — does that on its own account. ABN AMRO has been concerned with Italians but that may be a coincidence, in other words Mediobanca. Has Mediobanca or any other party commented on this share acquisition?
And my final question, suppose that there will be a white knight, then I think through Crucell will not consider such another party as a white knight because the condition other than the level of the bid for the shares are in the best hands with Johnson & Johnson. As a principle because I don’t think that you would consider Sanofi as a white knight.
Jan Pieter Oosterveld: Okay let us see if we can answer all of those questions. Since the bid has been announced there have been no serious talks with other candidates. I think that answers your first question.
Second question about Mediobanca, of course we have been just been informed of this I think yesterday. Perhaps René want’s to say some more about it. I don’t know much about it.
René Beukema: Well we have the same information as you have. We were notified of this registration. We — this party is unknown to us but well they’re here and together with the bankers who advise us but also those that advise Johnson & Johnson follows this. We follow this day by day and as soon as something exceptional happens then we discuss that and try to get additional information. If that information produces a reason for share prices sensitive information then we respond by means of a press release.
Jan Pieter Oosterveld: Next to answer your question about the partners, Ronald.
Ronald Brus: Well I’m not sure why I’m getting all these partner questions Jan but I did many of these talks with partners and I did them — I handled them in the past five years together with Arthur Lahr.
None of our partners have stated that they are unhappy with the relationship between us and Johnson & Johnson. And there are absolutely no obstacles, no hiccups between us and our partners because of this deal.
Jan Pieter Oosterveld: If there are no further questions, Mr. Keyner you were to come back weren’t you and Mr. Stevense.

Mr. Keyner — VEB: My name is Mr. Keyner from the shareholders association [VEB]. Two questions about corporate governance.
Assuming that the bid will go through still there will be quite a struggle taking place fought with all sorts of weapons and you may be forced to accept something you don’t want to. You will probably understand what the VEB is going to think of this.
But what is relevant is that the Supervisory Board who should protect also the interests of the minority shareholders. If I understand, as soon as the bid becomes unconditional then nine supervisors from Johnson & Johnson will come on board and two people from Crucell will remain.
Considering the Supervisory Board supports the bid and that they support all the measures against the minority shareholders, I wonder who of the eleven supervisors will indeed defend the interests of the minority shareholders?
Jan Pieter Oosterveld: Yes that’s a question which I put to myself as well. There will be nine or eleven in total, how many? Eleven, Hoevenaars and I will be left as independent continuing supervisors as we will be called.
And somewhere in the prospectus you can read what means of power we have to defend the interests of the minority shareholders. Of course I have been wondering about that as well. Let me read to you; that we shall have to give our permission if the procedure prior to the asset sale does not run according to the rules of the prospectus and then we will have to give our personal permission which we, in that case, we shall not do.
Mr. Keyner — VEB: That’s sounds very sympathetic but that is quite a measure against the shareholders which many other shareholders will not be pleased with. But you say we will — that there is not exactly not the protection that we seek from an independent supervisor. Let those nine people from Johnson & Johnson do that because they will do the same.
Jan Pieter Oosterveld: No, as long as the procedure is taking place in accordance with the procedure then it’s okay with us because if it doesn’t then we will block it.
Mr. Keyner — VEB: Now what I meant to say is that — that with — as one some of the measures that you can take against people who do not tender their shares are rather inimical, hostile against minority shareholders. That’s what I mean. Now since only two of you will be part of the whole thing, which of the eleven supervisors will act in favor of those minority shareholders.
Jan Pieter Oosterveld: Well that will be me and Hoevenaars. I’m trying to tell you as decently as possible what I mean to say.
Mr. Keyner — VEB: Okay but you will understand my conclusion that namely that those minority shareholders will not be really protected.
Jan Pieter Oosterveld: No, they will be protected against the possibility that the method described in the prospectus will be diverted from.
Mr. Keyner — VEB: But the prospectus method indicates that this asset sale will take place. That we will end up with shares in a kind of limited company when after one or two years you will be paid EUR24.75 for your shares anyhow.
Jan Pieter Oosterveld: Now I think we’re misunderstanding each other. Perhaps I’m not understanding you but everyone is free to tender their shares or not. And when we get into a position where we have between 80% and 95% then the procedure will be followed as described in the prospectus, asset sale.
If in that procedure a diversion is made from the procedure that was announced and Hoevenaars and I consider, and we will certainly seek assistance from legal experts, and we find that it is to the disadvantage of the minority shareholders, then we will withhold our approval.
Mr. Keyner — VEB: Okay that’s good news. Thank you for your explanation. My second question is concerned with the extent of which the current managers because the bid is fully welcomed by the management and the supervisors. To what extent can the managers take a neutral position in terms of remuneration.
I understood from the offer document that all limitations are being lifted so that in fact you have exchanged a certain degree of uncertainty from a certain degree of certainty. If the same would have happened if the share price had risen to EUR50 in a number of years but any how all limitations are being eliminated for the time being.

That may be nice for the managers but I am wondering to what extent a kind of discount is being granted considering the disaster that we are being faced with in Korea.
That means that something didn’t run well perhaps it’s just bad luck but if it hadn’t happened then you would have been rewarded. So it’s in the end — in the final end to what extent is the risk going to play a role in the remuneration of the management?
Jan Pieter Oosterveld: I do not want to preempt the decisions that we are to make as a Supervisory Board. In the options scheme there is no influence of the Korean incident in the options scheme.
But in the final settlement of the bonuses for 2010 certainly this will have an impact because it will have a negative — the incident in Korea will have a negative effect on the payment of a number of milestones as included in the short term bonus scheme.
Mr. Keyner — VEB: Thank you very much.
Jan Pieter Oosterveld: Mr. Stevense.
Mr. Stevense: You were going to address the point I raised, which was that if you’re market leader then you can set the price in our view for future financial — so as to guarantee future financing for research.
Ronald Brus: As far as our Quinvaxem product concerns we are the market leader and we became such within three years. The first section we sold amounted to 6.7 million items and now we’re heading toward 70 million doses a year.
However, these are long term contracts with our partners and one of our partners is UNICEF, as is the Pan American Health Organization and these types of contracts don’t really allow for interim price increases. If you look at the history of such prices you’ll note that they’re more likely subject to downward pressure than that you are in a position to raise your price once you become the market leader.
Mr. Stevense: Yes, but the contracts will expire at some point and then the need to renegotiate them.

Ronald Brus: Yes and when the contract expires, we will renegotiate them, but we were among the first in the world or in fact, the first in the world to be able to produce what’s known as fully liquid vaccine. At this point, we’re also facing competition from India and that won’t make it easy to get the price as high as you just suggested.
Mr. Stevense: On what grounds do you feel that you can get it up that high?
Ronald Brus: Because they’re offering a lower price than we are.
Mr. Stevense: Well, we don’t — they may offer low, but we don’t understand why you can’t offer a higher price. There must be some reason why you can’t offer a higher price. You’re just saying that we can’t offer a higher price because they do it for less.
Ronald Brus: I understand your question. We can’t make a higher offer, because otherwise, all the business would go to India and we wouldn’t get a significant share of that business.
Mr. Stevense: But couldn’t you add something extra so that the other side will have to throw in the towel?
Ronald Brus: You mean an additional ingredient?
Mr. Stevense: I mean additional service or something else that adds value. Negotiating means saying, hey, look, we’ve got a batch of apples and press a button and see where that takes us. This is a different situation.
Ronald Brus: Yes, let’s be very specific. Our vaccines meet certain requirements and we can’t throw in gifts or other bonuses.
Mr. Stevense: No, I mean additions to the contract, such as additional service. If you start negotiate that like buying a car, you also try to see what additional service you can get from dealer A or dealer B. I assume you see this everywhere. In technology — it happens everywhere. Certain things are added that people say, well, I’ll opt for the more expensive party.
Ronald Brus: Yes, I know.

Jan Pieter Oosterveld: Thank you for your recommendation. I propose that we move on with closing the meeting. I see we have one more question. Many people have already left.
Mr. Buitelaar: I’m Buitelaar. I have one or two remarks and a question. I’ll start with the question. Can you tell us who the major shareholders are? I know that people with more than 5% each register, but I understand from the press that there are two others and as interested small shareholder, I’m doing the math to see how we get to the 20% that won’t add up to 80% and I think that J&J is cunning enough.
Because before I arrived here, I understood that J&J is the smartest in the class of all of us. They walked in; they sensed the balance and then went for the jugular.
Can you tell me who you know as major shareholders, holding more than 1% of the total?
Jan Pieter Oosterveld: Mr. Beukema will take that question.
René Beukema: Yes, we have a clear idea about our shareholder base because it’ll show up on corporate conference calls and when we issue press releases, they request one-on-ones and investor relations type events.
We do have an impression of who they are, but you also noted that since the relationship with Johnson & Johnson was disclosed our volume grew tremendously. There was a lot of trading in shares. At this point, we’re not as clear on our shareholder base then prior to the announcement of the Johnson & Johnson offer.
Mr. Buitelaar: You still haven’t told me.
Crucell is the only shareholders meeting that I always attend for the past five years or so, but I care more about people than money and I’m interested in closing a deal because if Crucell ceases to exist with a plethora of shareholders, perhaps I could visit Leiden once a year to drink a cup of coffee at your offices.
René Beukema: If you’re willing to come more than once a year, then, you’re my friend.
Mr. Buitelaar: Okay, I’ll come twice a year.

René Beukema: That’s agreed. You have a standing invitation.
Mr. Buitelaar: Yes, but I know from the press that Robeco holds some shares, Deloitte probably holds 4% or 5% and that approaches 20%, I think. A lot of discomfort would be eliminated if everybody gets EUR2 more than — you get what you want and everybody else gets what they want and J&J will still have a good deal. You’ll be smiling all the way to the bank.
I know that you’re eager and you’re a good businessman and I would have hoped I’m proud of a Dutch company. I would have hoped in your eagerness you would have thought prevailed independently for another three or four years. Perhaps, I’m not savvy enough. If it simply won’t work, then it won’t, but I hope as a comfort that we get the price up by EUR1 or EUR2 and I think you could do that. Thank you.
Frank van Eerdenburg: I just heard a remark and it made me think. How long did Johnson & Johnson’s due diligence investigation take? Roughly, you don’t have to tell me down to the last hour.
René Beukema: About two months.
Frank van Eerdenburg: When was the problem in Korea disclosed? After the due diligence study was completed?
Rene Beukema: I don’t remember the exact date.
Frank van Eerdenburg: I don’t remember the exact date either.
Cees de Jong: The press release is dated 28th October
Frank van Eerdenburg: 28 October, so, a few months before the due diligence study started and during the AGM in June, I understood from Mr. Brus, he told me that Johnson & Johnson was participating in Crucell, but they had no intention, certainly, not in the next three years to initiate a takeover. It’s hard for me to imagine that two months before 28 October these...
René Beukema: This was a private consideration.

Frank van Eerdenburg: It is a private consideration but now, I do believe towards the shareholders any announcement certainly won’t be a takeover and then six months later, you’re facing a takeover. Even though before that, some research has been conducted. I can’t imagine that nothing was said about this in June. I simply can’t imagine this.
Ronald Brus: Quite honestly, the following is what happened. Everything we did with Johnson & Johnson is described in the prospectus and I believe that the conversations appear there as they took place. I signed off on that. The other thing is that according to the contracts that we discussed with Johnson & Johnson in June or during the shareholders meeting, they were at a stand still with Crucell. I believe that left another two years.
Frank van Eerdenburg: Yes, I heard there would be at least three years and that was still in effect. Within a very short period of time after that meeting, it reversed to a takeover.
Leon Kruimer: I think you’re confusing inability, unwillingness with not being allowed. The standstill means that Johnson & Johnson needed approval from the board to increase its shareholding. Without such approval they could still take three years or two years from last June. They weren’t allowed to buy more shares than the 17.9% they had. It’s not impossible, but it requires permission.
Frank van Eerdenburg Okay, then, I misunderstood that at the shareholders meeting. I guess that was me.
Jan Pieter Oosterveld: I would like to conclude this meeting if you approve. I see ascending nods. Thank you all for being here and I hope you’ll have a safe trip home and we’re pleased to invite you for some drinks and refreshments. We’ll see each other again on 8 February 2011. Thank you, all.
Editor: Statements in English on this transcript were spoken by an interpreter present on the live call. The interpreter was provided by the Company sponsoring this Event.